

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Eskapr

Eskapr L.L.C

1140 3rd St NE
Washington, DC 20002

www.eskapr.com

Up to $1,070,000.00 in Preferred Units (11% Deferrable) at $1.00

Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Preferred Units (11% Deferrable)

Maximum 1,070,000* Preferred Units ($1,070,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 Preferred Units ($10,000)

Company	Eskapr L.L.C.
Corporate Address	1140 3rd St NE, Washington, DC 20002
Description of Business	Eskapr L.L.C. ("**Eskapr**") is a new company engaged in the online travel including travel research, travel review, and travel planning industries.
Type of Security Offered	Preferred Units (11% Deferrable)
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

<u>Perks</u>*

Perk levels are not inclusive of previous perk levels. Investors only get one perk reward matching your level of investment.

$100   Eskapr Coffee Mug + Travel Itinerary Assistant Founder Status + $100 Gift Card. Five funders from this level will be chosen at random to receive additional perks!

$250   Eskapr Snapback Hat + Founder Status + $250 Gift Card

$500   Eskapr Snapback Hat + Tank Top + Founder Status + $500 Gift Card

$1,000   Custom Eskapr Weekender Bag + Snapback Hat + Tank Top + Founder Status + $1,000 Gift Card

$2,500   Limited Edition Eskapr Engraved Premium Sunglasses + Snapback Hat + Founder Status + $1,000 Gift Card

$5,000   Eskapr Swag Package: Weekender Bag + Dopp Kit + Sunglasses + Tank Top + Travel Gym Shorts + Snapback Hat + Travel Electronics Kit + Passport Holder + Founder Status + $1,000 Gift Card

$10,000   Free Domestic Flight up to $500 + Eskapr Swag Package + Founder Status + $1,000 Gift Card

$25,000   Free International Flight and Hotel Stay for two up to $2,000 + Eskapr Swag Package + Founder Status + $1,000 Gift Card

**Gift cards will be received only if the company generates net income in excess of the amounts necessary to make current and deferred 11% payments to Preferred Unit holders.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Eskapr L.L.C. will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Preferred Units at $1 / unit, you will receive 110 Preferred Units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Eskapr is a one-stop shop for travel inspiration, booking, and trip planning. Our company will consolidate a variety of popular travel workstreams into one purpose-built, attractively designed user experience, bringing the fun and excitement back to travel planning. But our integrated approach to travel is only the beginning. We are completely restructuring the look, feel, and flow of online travel planning by building a sleek, overhauled experience centered on streamlining and optimizing every aspect of your trip that we can help with, so customers have more time to enjoy their travel.

To date, Eskapr has developed the API clients necessary to interface with GDS providers, as well as a working prototype for search and booking functions. We have also completed prototype designs and accompanying business logic for our Travel Itinerary Assistant, including rating and review systems, activity and event services, and database structure and design. We are now ready to begin our final pre-production development phase subject to the success of this Offering.

Sales, Supply Chain, & Customer Base

The travel supplier market, consisting of global distribution systems ("GDS"), is extremely concentrated with two main providers controlling a large segment of the market. GDS suppliers operate a critical part of our supply chain, and engagement with at least one GDS is required to operate our business. In addition, our platform relies on other third-party data providers. Certain data obtained from outside vendors utilized by our web applications may only be available from a single source.

Our core customers are leisure travelers looking to book a short to medium-length vacation, with an especially targeted offering for those consumers with some flexibility in dates, destination, and budget.

Competition

We operate in the highly competitive online travel category. Our current and potential competitors include search engines, online travel agencies (OTAs), online travel review companies, travel suppliers, and other travel websites

Liabilities and Litigation

We do not currently have any outstanding liabilities and are not party to any matters of litigation.

The team

Officers and directors

Robert Farmer	Founder, Chief Executive Officer & Manager
Lina Aybinder	Chief Financial Officer

Robert Farmer
Robert has served as Founder and CEO of Eskapr since its formation in February 2017. Prior to leading Eskapr, Robert worked as an Associate at Freddie Mac from 2012 to 2015, where he held positions with various teams who assisted the recovery of the GSEs following the Great Recession. Robert worked in both analytical and risk

functions in addition to a position on the mortgage trading desk, where he was entrusted with $100 million in trading authority. Prior to his career in capital markets, Robert joined a leading digital consultancy as a strategic operations professional. Mr. Farmer holds a Bachelor's Degree in Finance from George Mason University and a Graduate Degree of Law with a Commendation from BPP University in London, UK.

Lina Aybinder

Lina joined the Eskapr with a focus on financial operations, capital market activities, and growth opportunities. Her recent experience in market segmentation and customer strategy with AIG Shanghai have primed her to quickly identify major customer needs that are not being met by the current and emerging travel landscape and capitalize on them. Lina holds a Master's in Business Administration degree from the McDonough School of Business at Georgetown University and is a Certified Public Accountant. She also spent 6 years on the board of D.C. non-profit organization, ArtStream Inc., serving as the Vice Chairman and Treasurer. Lina has served as our part-time CFO since August 2018 (30 hours per week). Lina has held various full-time positions at Freddie Mac, including Manager of Single Family Profitability Analytics for the Single Family division (April 2014 – February 2017) and Manager of Financial Planning & Analysis for the Investments & Capital Markets division (her primary position since March 2017).

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Due to our limited operating history, it is difficult to evaluate our business prospects.** The Company was founded in February 2017. Accordingly, the Company has a limited operating history on which to base an evaluation of its business prospects and we have not completed development of our online platforms. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, maintain and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and transaction-processing systems, improve its online platforms, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

- **Our future revenues cannot be predicted, and we may experience seasonality and other fluctuations in our quarterly operating results.** Due to the Company's limited operating history and the competitive nature of the markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed. Sales and operating results generally depend on the volume of, timing of and ability to sell travel products, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on its business, prospects, financial condition and results of operations. The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) the Company's ability to manage sales and fulfillment operations and maintain gross margins, (iii) the announcement or introduction of new sites, services and products by the Company and its competitors, (iv) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, (v) the level of traffic on the Company's platform, (vi) technical difficulties, system downtime or Internet brownouts, (vii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (viii) the seasonality of travel products purchased during various periods, (ix) governmental regulation, and (x) general economic conditions and economic conditions specific to the Internet, online commerce and the travel industry. The Company expects that it will experience seasonality in its business, reflecting traditional travel seasonality patterns.

- **We face the risks frequently encountered by early stage companies entering new and rapidly evolving markets, such as online commerce, and using new and unproven business models.** These risks include our failure to: attract additional travel suppliers and consumers to our service; maintain and enhance our brand; expand our service offerings; operate, expand and develop our operations and systems efficiently; maintain adequate control of our expenses; raise additional capital; attract and retain qualified personnel; respond to technological changes; and respond to competitive market conditions. We may not be successful in accomplishing these objectives and our failure to do so may have a material adverse effect on our business, operating results and financial condition.

- **If travel suppliers choose to reduce or even eliminate the fees they pay us, our financial performance could be materially adversely affected.** Our current financial model depends on fees paid by a single travel supplier for referrals from our query results and any potential advertising placements. Since we do not have a long-term contract with our travel supplier, the travel supplier could choose to modify their relationship with us with little to no advanced notice to us. These changes could have a material and negative impact on our business and results of operations.
- **We may not be able to expand our business model beyond providing travelers with travel query results.** We plan to expand our business model beyond helping travelers search for travel by offering additional services and tools, including assisted booking services through our platform and any mobile applications and planning through our Travel Itinerary Assistant. This growth strategy depends on various factors, including the willingness of travel suppliers and OTAs to participate in our assisted travel services, as well as travelers' use of these other new services and a willingness to trust us with their personal information. These newly launched services may not succeed, and, even if we are successful, our revenues may not increase. These new services could also increase our operating costs and result in costs that we have not incurred in the past, including customer service.
- **Consumers, travel suppliers and advertisers may not accept our platform as a valuable commercial tool, which would harm our business.** For us to achieve significant growth, consumers, travel suppliers and advertisers must accept our platform as a valuable commercial tool. Consumers sometimes use our platform for route pricing and other travel information and then choose to purchase airline tickets or make other reservations from other OTAs or directly from travel suppliers. If this practice increases, it could limit our growth. Similarly, travel suppliers and advertisers will also need to accept or expand their use of our platform. Travel suppliers will need to view our platform as an efficient and profitable channel of distribution for their travel products. Advertisers will need to view our platform as an effective way to reach their potential customers. In order to achieve the acceptance of consumers, travel suppliers and advertisers contemplated by our business plan, we will need to continue to make substantial investments in our technology and brand. We cannot, however, assure you that these investments will be successful. Our failure to make progress in these areas will harm our business.
- **We rely on the performance of highly skilled personnel, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.** The Company's performance is substantially dependent upon the efforts and talents of our senior management. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The loss of any of our senior management or future key employees could materially adversely affect our ability to build on the efforts the Company has undertaken and to execute our business plan, and we may not be able to find adequate replacements. In particular, the contributions of certain key senior management

are critical to our overall success. We cannot ensure that we will be able to retain the services of any members of our senior management or other future key employees. We do not maintain any key person life insurance policies. Competition for well-qualified employees in all aspects of our business, including software engineers and other technology professionals, is intense both in the U.S. and abroad. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business would be adversely affected.

- **We rely on the health and growth of the travel industry.** Travel is highly sensitive to business and personal discretionary spending levels, and thus tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel are likely to hurt our business. These may include: price escalation in the airline industry or other travel-related industries; increased occurrence of travel-related accidents; airline or other travel-related strikes; political instability; regional hostilities and terrorism; bad weather

- **We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.** Macroeconomic conditions may adversely affect our business. If general economic conditions deteriorate in the United States or other markets where we operate, consumer discretionary spending may decline and demand for the goods available on our platform may be reduced. This would cause sales in our marketplace to decline and adversely impact our business.

- **We are dependent on the leisure travel industry and our business could be adversely affected by natural disasters, public health crises, political crises or other unexpected events.** Our financial prospects are significantly dependent upon leisure travelers using our services. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions. Events beyond our control also may adversely affect the leisure travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, as well as other natural phenomena, such as outbreaks of H1N1 influenza (swine flu), avian flu and other pandemics and epidemics, have been known to disrupt normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events beyond our control, such as work stoppages or labor unrest at any of the major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on our business and results of operations. Historically, terrorist attacks in the U.S. and abroad have had a dramatic and sustained impact on the leisure travel industry, and any future terrorist attack, whether on a small or large scale, could have a material and negative impact on our business and results of operations.

- **Our failure to manage our growth effectively could negatively affect our corporate culture, harm our ability to attract and retain key personnel and adversely impact our results of operations and future growth.** There can be no assurance that we will be able to manage our expansion effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in multiple geographic locations. We may not be able to hire, train, retain, motivate and manage required personnel, which may limit our growth, damage our reputation and negatively affect our financial performance and harm our business. Our growth and anticipated future operations will place a significant strain on our management, systems and resources as we continue to increase the scope of our operations and the size of our workforce. In addition to needing to train and manage our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. A failure to plan, implement and integrate these systems successfully could adversely affect our business. In addition, we may experience an increase in general and administrative expenses as we develop and purchase resources in areas where we currently rely on third-parties to provide services and in other areas required to operate as a stand-alone entity. As a result, we will need to increase our revenues to become profitable. If our revenues do not grow as expected, or if increases in our expenses are not in line with our plans, there could be a material adverse effect on our business, operating results and financial condition.

- **Our brand is subject to reputational risks and impairment.** We plan to develop the Eskapr brand through extensive marketing campaigns, website promotions, customer referrals and the use of a dedicated sales force. We cannot guarantee that our brand will not be damaged by circumstances that are outside our control or by third parties, such as hackers, or interfaces with their clients, such as subcontractors' employees or sales forces, with a resulting negative impact on our activities. The results of these situations are not within our control, and negative publicity about such situations could affect our brand image. A failure on our part to protect our image, reputation and the brand under which we market our products and services may have a material adverse effect on our business, results of operations, financial condition and prospects.

- **If we fail to increase our brand recognition among consumers, our business may be harmed.** We believe that establishing, maintaining and enhancing the Eskapr brand is a critical aspect of our efforts to attract and expand our online traffic. The number of websites that offer competing services, many of which already have well-established brands in online services or the travel industry generally, increases the importance of establishing and maintaining brand recognition. Promotion of the Eskapr brand will depend largely on our success in providing a high-quality online experience supported by a high level of customer service. In addition, to attract and retain online users and to respond to competitive pressures, we intend to increase our spending on marketing and advertising with the intention of expanding our brand recognition. However, we cannot assure you that these expenditures will be effective to promote our brand or that our marketing efforts generally will achieve our goals. If we are unable to provide high-quality online services or customer support, if we fail to promote and maintain our brand or if we incur excessive expenses in these efforts, our business, operating results and financial condition would be materially adversely affected.

- **The growth of our business may strain our management team and our operational and financial infrastructure.** The growth of our business places significant demands on our management team and pressure to expand our operational and financial infrastructure. As we continue to grow, our operating expenses will increase. If we do not manage our growth effectively, the increases in our operating expenses could outpace any increases in our revenue and our business could be harmed. Continued growth could also pose other challenges, such as the need to develop and improve our operational, financial and management controls and to enhance our reporting systems and procedures. Our business may be harmed if our internal operational and financial systems do not function as expected.

- **Expansion into markets outside of the United States is important to the growth of our business but will subject us to risks associated with operations abroad.** Although expanding our business into markets outside of the United States is an important part of our strategy, we have limited experience in developing local markets outside the United States. The attractiveness of our platform and travel products may not appeal to non-U.S. consumers in the same way as they do to consumers in the United States and visits to our platform from customers outside the United States may not convert into sales as often as visits from within the United States, which could harm our growth prospects. In addition, competition is likely to intensify in the international markets where we operate and plan to expand our operations. Larger companies with an established global reach outside the United States may have a substantial competitive advantage because of their greater understanding of, and focus on, these foreign markets. Some of our competitors may also be able to develop and grow in international markets more quickly than we will. Continued expansion in markets outside of the United States will also require significant financial investment. These investments may include marketing to attract and retain new members, developing localized services, forming relationships with third-party service providers, and supporting operations in multiple countries. Doing business in markets outside of the United States also subjects us to increased risks and burdens such as: complying with different regulatory standards (including those related to the use of personal information, particularly in the European Union); managing and staffing operations over a broader geographic area with varying cultural norms and customs; adapting our platform to local cultural norms and customs; potentially heightened risk of fraudulent transactions; limitations on the repatriation of funds and fluctuations of foreign exchange rates; exposure to liabilities under anti-corruption, anti-money laundering and export control laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, trade controls and sanctions administered by the U.S. Office of Foreign Assets Control, and similar laws and regulations in other jurisdictions; varying levels of Internet, e-commerce and mobile technology adoption and infrastructure; our ability to enforce contracts and intellectual property rights in jurisdictions outside the United States; and barriers to international trade, such as tariffs or other taxes. To the extent we are not able to effectively mitigate or eliminate these risks, our results of operations could be adversely affected. Furthermore, any failure by us to adopt appropriate compliance procedures to ensure that our employees and agents comply with applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions. Some of our plans for expansion include operating in international markets where we have limited operating experience. These markets may have different competitive conditions, traveler preferences and discretionary spending patterns than the U.S. travel market. As a result, our international operations may be less successful than our U.S. operations. Travelers in other countries may not be familiar with our brands, and we may need to build brand awareness in such countries through greater investments in advertising and promotional activity than we originally planned. In addition, we may find it difficult to effectively hire, manage, motivate and retain qualified employees who share our corporate culture. We may also have difficulty entering into new agreements with foreign travel suppliers on economically favorable terms.

- **Any global operations may expose us to risks associated with currency fluctuations, which may adversely affect our business.** We may conduct a significant and growing portion of our business outside the United States. As a result, we may face exposure to movements in currency exchange rates around the world. These exposures include, but are not limited to, re-measurement gains and losses from changes in the value of foreign denominated monetary assets and liabilities; fluctuations in hotel revenue and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur. Depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to hedge effectively our exposure, we could experience a material adverse effect on our financial statements and financial condition. In the event of severe volatility in foreign exchange rates, these exposures could increase, and the impact on our results of operations could be more pronounced. In addition, increasing the global reach of our business may make hedging these exposures more complex.

- **We may derive a substantial portion of our revenue from advertising and any reduction in spending by or loss of advertisers could harm our business.** We may derive a substantial portion of our revenue from advertising and advertisers can generally terminate their contracts with our company at any time or on very short notice. Advertisers will not continue to do business with our company if their investment in such advertising does not generate sales leads, customers, bookings, or revenue and profit on a cost-effective basis, or if we do not deliver advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to its advertisers, they will likely stop placing ads on our platform, which could harm our revenues and business.

- **If we are unable to continue to drive and increase visitors to our platforms and to cost-effectively convert these visitors into repeat users or contributors, our advertising revenue could decline.** Our company's success in attracting users depends, in part, upon our continued ability to collect, create and distribute high-quality, commercially valuable content in a cost-effective manner at a scale that connects consumers with content that meets their specific interests and enables them to share and interact with the content and supporting communities. There can be no assurances that our company will continue to receive content in a cost-effective manner or in a manner that timely meets rapidly changing consumer demand, if at all. Any failure to obtain such content could adversely affect user experiences and reduce traffic driven to our platform, which would make our platform less attractive to advertisers. Any change in the cost structure pursuant to which our company obtains its content currently, or in travelers' relative appreciation of user-based versus expert content, could negatively impact our business and financial performance. One method we may employ to attract and acquire new, as well as retain existing users and members, is commonly referred to as search engine optimization (or SEO). SEO is the practice of developing websites with relevant and current content that rank well in search engine results. Our company may be subject to periodic changes in search engine algorithms and methodologies and changes in search query trends and display results. Any failure to successfully manage our SEO strategy could result in a substantial decrease in traffic to our platform, as well as increased costs if we were to replace free traffic with paid traffic. Actions beyond the control of our company, such as changes to algorithms by search engine providers for competitive or other purposes, on the part of the companies that operate the large search engines, could also negatively impact the ranking of our platform in search engine results. Even if we succeed in driving traffic to our platform, neither Eskapr or its advertisers or partners may be able to monetize this traffic or otherwise retain consumers. The company's failure to do so could result in decreased users and related advertising revenue. Any or all of the above results would adversely affect our business and financial performance.

- **We may be dependent upon the quality of traffic in our company's network to provide value to online advertisers and any failure in our quality control could have a material adverse effect on the value of our platform and brand to our advertisers and adversely affect revenue.** Our company may use technology and processes to monitor the quality of, and to identify any anomalous metrics associated with, the internet traffic that we deliver to online advertisers. These metrics may be indicative of low-quality clicks such as non-human processes including robots, spiders or other software; the mechanical automation of clicking; and other types of invalid clicks or click fraud. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic, or traffic that online advertisers deem to be invalid, will be delivered to such online advertisers. As a result, we may be required to credit future amounts owed by the company to advertisers. Furthermore, low-quality or invalid traffic may be detrimental to our relationships with advertisers, and could adversely affect our advertising pricing and revenue.

- **Our success depends upon the acceptance, and successful measurement, of online advertising.** Growth in our company's business may largely depend on online advertising, which may not happen to coincide with levels that we currently expect. We compete with traditional media for advertising dollars, in addition to websites with higher levels of traffic. Any lack of growth in the market for various online advertising models could have an adverse effect on our business, financial condition and results of operations. In addition, if advertisers materially change their transaction attribution models or their return on investment calculations and/or increase their return on investment targets with respect to online advertising in general or Eskapr's traffic in particular, they might reduce their CPCs, which would have an adverse effect on our business, financial condition and results of operations.

- **Developing our platform and other proprietary technology entails significant technical and business risks.** We may use new technologies ineffectively or we may fail to adapt our platform, transaction-processing systems and network infrastructure to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, our customers and suppliers may forego the use of our services and use those of our competitors.

- **Our success depends on maintaining the integrity of our systems and infrastructure.** As our operations grow in both size and scope, domestically and internationally, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of customers and travel suppliers enhanced products, services, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase. Consumers and suppliers will not tolerate a service hindered by slow delivery times, unreliable service levels or insufficient capacity, any of which could have a material adverse effect on our business, operating results and financial condition. In this regard, our operations face the risk of systems failures. Our platform is currently hosted by a third party provider offsite from our offices. Such offsite hosting services. systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Our business interruption insurance may not adequately compensate us for losses that may occur. The occurrence of a natural disaster or unanticipated problems could cause interruptions or delays in our business, loss of data or render us unable to process reservations. In addition, the failure of our computer and communications systems to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of these events could adversely affect our reputation, brand and business.

- **Our software is highly complex and may contain undetected errors.** The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We may rely heavily on a software engineering practice known as "continuous deployment," meaning that we release software code many times per day. This practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our platform. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of members, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

- **Our business depends on network and mobile infrastructure provided by third parties and on our ability to maintain and scale the technology underlying our platform.** The reliability of our platform is important to our reputation and our ability to attract and retain members. As our number of members, volume of traffic, number of transactions and the amount of information shared on our platform grow, our need for additional network capacity and computing power will also grow. The operation of the technology underlying our platform is expensive and complex, and we could experience operational failures. If we fail to accurately predict the rate or timing of the growth of our platform, we may be required to incur significant additional costs to maintain reliability. We also depend on the development and maintenance of Internet and mobile infrastructures. This includes maintenance of reliable Internet and mobile networks with the necessary speed, data capacity and security, as well as timely development of complementary products. Third-party providers host much of our technology infrastructure. Any disruption in their services, or any failure of our providers to handle the demands of our platform could significantly harm our business. We exercise little control over these providers, which increases our vulnerability to their financial conditions and to problems with the services they provide. If we experience failures in our technology infrastructure or do not expand our technology infrastructure successfully, then our ability to attract and retain members could be adversely affected, which could harm our growth prospects and our business.

- **Changes in Internet browser functionality could result in a decrease in our overall revenues.** We may generate revenues, in part, by redirecting users to our advertisers' websites. Changes in browser functionality may either prevent or limit our ability to redirect users to our advertisers. As a result, our revenue could decline if we are no longer able to offer this feature to our users. The introduction of certain technologies may reduce the effectiveness of our services. For example, some of our services and marketing activities may rely on cookies, which are placed on individual browsers when users visit websites. We use these cookies to optimize our marketing campaigns and our advertisers' campaigns, to better understand our users' preferences and to detect and prevent fraudulent activity. Users can block or delete cookies through their browsers or "ad-blocking" software or apps. The most common Internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. Increased use of methods, software or apps that block cookies, or the disaffection of users resulting from our use of such marketing activities, may have an adverse effect on our business, results of operations, financial condition and prospects.

- **We may experience difficulty in achieving meaningful consumer adoption of, and creating a viable advertising market via, applications for mobile and tablet computing devices, which could harm our business.** The number of people who access the internet through devices other than personal computers has increased substantially in the last few years. If any mobile and tablet computing services prove to be less effective for users seeking to research travel through these devices or less economically attractive for advertisers and the wireless and mobile segment of internet traffic grows at the expense of traditional computer internet access, we may experience difficulty attracting and retaining traffic and, in turn, advertisers, on these platforms. Additionally, as new devices and new platforms are continually being released, it is difficult to predict the challenges that we may encounter in developing versions of its offerings for use on these alternative devices, and our company may need to devote significant resources to the creation, support, and maintenance of its services on such devices. To the extent that revenue generated from advertising placed on mobile and tablet computing devices becomes more important to our business and we fail to adequately evolve and address this market, our business and financial performance could be negatively impacted.

- **We process, store and use personal data which exposes us to risks of internal and external security breaches and could give rise to liabilities as a result of governmental regulation and differing personal privacy rights.** We may acquire personal or confidential information from travelers who use our platform and any mobile application. Substantial or ongoing security breaches to our system, whether resulting from internal or external sources, could significantly harm our business. It is possible that advances in computer circumvention capabilities, new discoveries or other developments, including our own acts or omissions, could result in a compromise or breach of personal and confidential traveler information. We cannot guarantee that our existing security measures will prevent security breaches or attacks. A party, whether internal or external, that is able to circumvent our security systems could steal traveler information or proprietary information or cause significant interruptions in our operations. We may experience "denial-of-service" type attacks on our system that can make portions of our platform unavailable for periods of time. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches, and reductions in platform availability could cause a loss of substantial business volume during the occurrence of any such incident. The risk of such security breaches is likely to increase as we expand the number of places where we operate and as the tools and techniques used in these types of attacks become more advanced. Security breaches could result in negative publicity, damage our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions. Security breaches could also cause travelers and potential users to lose confidence in our security, which would have a negative effect on the value of our brand. Our insurance policies carry low coverage limits and would likely not be adequate to reimburse us for losses caused by security breaches. The process of enhancing infrastructure to improve security and network standards may be time consuming and expensive and may require resources and expertise that are difficult to obtain. Failure to adequately protect against attacks or intrusions could expose us to security breaches of, among other things, personal user data and credit card information that would have an adverse impact on our business, results of operations and financial condition. We also face risks associated with security breaches affecting third parties conducting business over the Internet. People generally are concerned with security and privacy on the Internet, and any publicized security problems could inhibit the growth of our business. Additionally, security breaches at third parties upon which we rely, such as travel suppliers, could result in negative publicity, damage our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions. Personal and confidential information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including the Commission of the European Union through its Data Protection Directive and variations of that directive in the member states of the European Union. Government regulation is typically intended to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations and financial condition.

- **We are subject to counterparty default risks.** We are subject to the risk that a counterparty to one or more of our customer arrangements will default on its performance obligations. A counterparty may not comply with its commercial commitments, which could then lead it to default on its obligations with little or no notice to us. This could limit our ability to take action to mitigate our exposure. Additionally, our ability to mitigate our exposures may be constrained by the terms of our commercial arrangements or because market conditions prevent us from taking effective action. In addition, our ability to recover any funds from financially distressed or insolvent counterparties is limited, and our recovery rates have historically been very low. If one of our counterparties becomes insolvent or files for bankruptcy, our ability to recover any losses suffered as a result of that counterparty's default may be limited by the liquidity of the counterparty or the applicable laws governing the bankruptcy proceedings. In the event of such default, we could incur significant losses, which could adversely impact our business, results of operations, financial condition and prospects.

- **If we do not continue to innovate and provide tools and services that are useful to travelers, we may not remain competitive, and our revenues and operating results could suffer.** Our success depends on continued innovation to provide features and services that make our platform and any mobile applications useful for travelers. Our competitors are constantly developing innovations in online travel-related services and features. As a result, we must continue to invest significant resources in research and development in order to continually improve the speed, accuracy and comprehensiveness of our services. If we are unable to provide quality features and services that travelers want to use, then travelers may become dissatisfied and use a competitor's website or mobile applications. If we are unable to continue offering innovative products and services, we may be unable to attract additional users or retain our current users, which could adversely affect our business, results of operations and financial condition.

- **Rapid technological changes may render our technology obsolete or decrease the competitiveness of our services.** To remain competitive, we must continue to enhance and improve the functionality and features of our platform. The Internet and the online commerce industry are constantly changing. If competitors introduce new services embodying new technologies, or if new industry standards and practices emerge, our existing platform and proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following: enhance our existing services develop and license new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and suppliers; respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis

- **Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have and may enter into strategic or commercial relationships with larger, more established and better-financed companies.** Some of our competitors may be able to secure services and products from travel suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns and commit more resources to website and systems development than we are able to devote. In addition, the introduction of new technologies and the expansion of existing technologies may increase competitive pressures. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. We cannot assure you that we will be able to compete successfully against current and future competitors. Competitive pressures faced by us could have a material adverse effect on our business, operating results and financial condition.

- **Competition from general search engine companies could adversely affect us.** Large, established Internet search engines with substantial resources and expertise in developing online commerce and facilitating Internet traffic have created, and are expected to create further, inroads into online travel. These initiatives appear to represent a clear intention to appeal more directly to travel consumers and travel suppliers by providing more specific travel-related search results, which could lead to more travelers using services offered by search engines rather than of those offered on our platform and any mobile applications. If this situation accelerates, or other leading search engines are successful in offering services that directly compete with ours, we could lose traffic to our platform and any mobile applications, which could have a material adverse effect on our business, results of operations and financial condition.

- **Competition from other travel companies could adversely affect us** We operate in the highly competitive online travel category. Many of our current and potential competitors, including general search engines, OTAs, travel supplier websites and other travel websites, have existed longer and have larger customer bases, greater brand recognition and significantly greater financial, marketing, personnel, technical and other resources. Some of these competitors may be able to secure services on more favorable terms. In addition, many of these competitors may be able to devote significantly greater resources to: marketing and promotional campaigns; attracting and retaining key employees; securing participation of travel suppliers and access to travel information, including proprietary or exclusive content; website and systems development; and enhancing the speed at which their services return user search results. In addition, consolidation of travel suppliers and OTAs could limit the comprehensiveness of our query results and the need for our services and could result in advertisers terminating their relationships with us. Increased competition could result in reduced operating margins and loss of market share. There can be no assurance that we will be able to compete successfully against current and future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.
- **Competition from companies and websites that produce and collect travel-related content could adversely affect us.** We may face increased competition to the extent that competitors pursue a strategy to maximize the creation of commercially valuable online content at significant scale. For example, if any of the large search engines, online travel agencies or companies that collect and produce travel-related content chose to compete more directly with our company in the travel booking or review space, we may face the loss of business or other adverse financial consequences since those entities generally possess significantly greater consumer bases, financial resources, and distribution channels. Any of these competitors may announce new products, services or enhancements that attract users. Any such increased competition could cause pricing pressure, loss of market share or decreased member engagement, any of which could adversely affect our business and financial performance.
- **Our payments system depends on third-party providers and is subject to evolving laws and regulations.** We will engage third-party service providers to perform underlying credit card processing, currency exchange, identity verification and fraud analysis services. If these service providers do not perform adequately or if our relationships with these service providers were to terminate, our company could be adversely affected and our business would be harmed. In addition, if these providers increase the fees they charge us, our operating expenses could increase. The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources and result in liabilities. Further, through our agreement with third-party credit card processors, we are indirectly subject to payment card

association operating rules and certification requirements, including the Payment Card Industry Data Security Standard. We are also subject to rules governing electronic funds transfers.

- **We depend on our relationships with travel suppliers, licensees and computer reservation systems; our business could be harmed by adverse changes in these relationships.** Our business model relies on relationships with travel suppliers, and it would be negatively affected by adverse changes in these relationships. We depend on travel suppliers to enable us to offer our customers comprehensive access to travel services and products. It is possible that travel suppliers may choose not to make their inventory of services and products available through online distribution. Travel suppliers could elect to sell exclusively through other sales and distribution channels or to restrict our access to their inventory, either of which could significantly decrease the amount or breadth of our inventory of available travel offerings. We may also depend on travel suppliers for advertising revenues.

- **We may be unable to maintain or establish relationships with travel suppliers.** Our ability to attract travelers to our platform and use our services and any mobile applications depends in large part on providing a comprehensive set of query results. To do so, we must maintain relationships with travel suppliers to include their data in our query results. To do so, we maintain relationships with travel suppliers to include their data in our query results. The loss of existing relationships with travel suppliers, or an inability to continue to add new ones, may cause our query results to provide incomplete pricing, availability and other information important to travelers using our services. This deficiency could reduce traveler confidence in the query results we provide, making us less popular with travelers. With respect to our flight and fare information, the willingness of airlines to participate in our query results can vary by carrier. If we are unable to continue to display travel data from multiple airline carriers, it would reduce the breadth of our query results and the number of travelers using our services could decline, resulting in a loss of revenues and a decline in our operating results. If one of our airline travel suppliers merges or consolidates with, or is acquired by, another company with which we do not have a relationship, we may lose that airline as a participant in our query results or as an advertiser. We could also lose an airline's participation in the event of an airline bankruptcy. The hotel economy is largely consolidated. A loss of any major brand name hotel chain as a travel supplier could have a negative impact on our business, results of operations and financial condition. We cannot guarantee that travel suppliers and will continue to work with us. We may also be unable to negotiate access, pricing or other terms that are consistent or more favorable than our current terms. A failure to retain current terms or obtain more favorable terms with our travel suppliers could harm our business and operating results.

- **One of our product features depends in part on our relationship with third parties to provide us with consumer reviews.** Third parties will provide us with consumer reviews that we provide users along with our proprietary rating score. If these third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer, which may negatively affect users' perception of the value of our product and our reputation.

- **We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.** We regard our intellectual property as critical to our success, and we will rely on trademark and confidentiality and license agreements to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations and financial condition. Effective trademark and service mark protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying or use, which could adversely affect our competitive position. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Moreover, we may utilize intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Additionally, to the extent that third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

- **We may be subject to intellectual property claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies in the future.** Companies in the Internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. We may periodically receive notices that claim we have infringed, misappropriated or misused other parties' intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Third-party intellectual property rights may cover significant aspects of our technologies or business methods or block us from expanding our offerings. Any intellectual property claim against us, with or without merit, could be time consuming and expensive to settle or litigate and could divert the attention of our management. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. In addition, some of our competitors have extensive portfolios of issued patents. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. Any claims successfully brought against us could subject us to significant liability for damages and we may be required to stop using technology or other intellectual property alleged to be in violation of a third party's rights. We also might be required to seek a license for third-party intellectual property. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could harm our business.

- **We may be involved in litigation matters that are expensive and time consuming.** In addition to intellectual property claims, we may become involved in other litigation matters, including class action lawsuits. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Any of these results could adversely affect our business. In addition, defending claims is costly and can impose a significant burden on our management.

- **Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.** A substantial amount of our processes and technologies are protected by trade secrecy laws. In order to protect these technologies and processes, we may rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisers. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secrecy rights against such parties. To the extent that our employees, contractors or other third parties with which we do business may use intellectual property owned by others in their work for us without our authorization, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secrecy rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our services by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection may have a material adverse effect on our business, results of operations, financial condition and prospects.

- **Our use of "open source" software could adversely affect our ability to offer our services and subject us to possible litigation.** We may use open source software in connection with our development. From time to time, companies that use open source software have faced claims challenging the use of open source software or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract may have a material adverse effect on our business, results of operations, financial condition and prospects and could help our competitors develop services that are similar to or better than ours.

- **As a distributor and host of internet content we may face potential liability and expense for legal claims based on the nature and content of the materials that we distribute, create, or that are accessible on our platform.** As a distributor and host of original content and user-generated content we may face potential liability based on a legal issues including defamation, libel, negligence, copyright or trademark infringement or other legal issues based on the nature, creation or distribution of this information, and under various laws, including the Lanham Act, the Copyright Act, the Federal Trade Commission Act, the Digital Millennium Copyright Act, the Communications Decency Act, and the EU E-Commerce Directive. We may also be exposed to similar liability in connection with content that users post to our platform through reviews, comments, and other social media features. In addition, it is possible that visitors to our website could make claims against the company for losses incurred in reliance upon information provided through our website. These claims, whether brought in the United States or abroad, could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merit of these claims. If we become subject to these or similar claims and is not successful in its defense, we may be forced to pay substantial damages. There is no guarantee that the company will avoid future liability and potential expenses for legal claims based on the content available on our platform. Should the content distributed through our website violate the rights of others or otherwise give rise to claims against our Company, we could be subject to substantial liability, which could have a negative impact on its business and financial performance.

- **Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.** Although we are not currently a party to any material legal proceedings, we may be involved from time to time in various legal proceedings, including, but not limited to, actions relating to breach of contract and intellectual property infringement that might necessitate changes to our business or operations. Regardless of whether any claims against us have merit, or whether we are ultimately held liable or subject to payment of damages, claims may be expensive to defend and may divert management's time away from our operations. If any legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results. Companies in the Internet, technology and media industries are frequently subject to allegations of infringement or other violations of intellectual property rights. As we grow our business and expand our operations we may be subject to intellectual property claims by third parties. We plan to vigorously defend our intellectual property rights and our freedom to operate our business; however, regardless of the merits of the claims, intellectual property claims are often time consuming and extremely expensive to litigate or settle and are likely to continue to divert managerial attention and resources from our business objectives. Successful infringement claims against us could result in significant monetary liability or prevent us from operating our business or portions of our business. Resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Many of our agreements with partners may require us to indemnify these entities against third-party intellectual property infringement claims, which would increase our defense costs and may require that we pay damages if there were an adverse ruling in any such claims. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

- **If our insurance coverage is insufficient or our insurers are unable to meet their obligations, our insurance may not mitigate the risks facing our business.** We may contract for insurance to cover a number of risks and potential liabilities such as general liability, errors and omissions liability, employment liability, business interruptions, data breach, crime, product liability and directors' and officers' liability. For certain types of business risk, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate the risks we face or we may have to pay high premiums and/or deductibles for the coverage we do obtain. Additionally, if any of our insurers becomes insolvent, it would be unable to pay any claims that we make.

- **Governmental regulation and associated legal uncertainties may adversely affect our business.** Many of the services we offer are regulated by federal and state governments, and our ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on our business, results of operations and financial condition. In addition, our business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on our time and resources, and we may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

- **A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.** Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to hotels, the Internet and online commerce, Internet advertising and price display, consumer protection, anti-corruption, anti-trust and competition, economic and trade sanctions, tax, banking, data security and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities. For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from or transmitted over the Internet, display of certain taxes and fees, online editorial and user-generated content, user privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of online commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally. Likewise, the SEC, U.S. Department of Justice and U.S. Office of Foreign Assets Controls, or OFAC, as well as other foreign regulatory authorities, have continued to increase the enforcement of economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries, and nationals and others of those countries, as well as certain specifically targeted individuals and entities. We believe that our activities comply with OFAC trade regulations and anti-corruption regulations, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. In the event our controls should fail or are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, litigation and damage to our reputation and the value of our brand. In some cases, non-U.S. privacy, data protection, consumer protection and other laws and regulations are more restrictive than those in the United States. For example, the European Union traditionally has imposed stricter obligations under such laws than the United States. Consequently, the expansion of our operations internationally may require changes to the ways we collect and use consumer information. The promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide hotel search services could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs or subject the company to additional liabilities.

- **Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.** The application of various national and international income and non-income tax laws, rules and regulations to our historical and new services is subject to interpretation by the applicable taxing authorities. These taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and harsher stances by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects. Significant judgment and estimation is required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions and cross-jurisdictional transfer pricing, for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities may disagree with our intercompany charges, including the amount of or basis for such charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects.

- **Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.** Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the Internet and e-commerce. If the tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to the user, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. Multiple member jurisdictions, including the countries in which we may operate, have begun implementing recommended changes such as proposed country-by-country reporting. Additional multilateral changes are anticipated in upcoming years. Any changes to national or international tax laws could impact the tax treatment of our earnings and adversely affect our profitability. We will work with relevant authorities and legislators to clarify our obligations under existing, new and emerging tax laws and regulations. Our effective tax rate in the future could also be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or the discontinuation of beneficial tax arrangements in certain jurisdictions.

- **We may experience fluctuations in our tax obligations and effective tax rate.** We are subject to taxation in the United States and may be subject to taxation in numerous other jurisdictions. We record tax expense based on current tax payments and our estimates of future tax payments, which may include reserves for estimates of probable settlements of tax audits. At any one time, multiple tax years could be subject to audit by various taxing jurisdictions. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be adversely impacted by changes in tax laws, changes in the mix of revenue among different jurisdictions, changes to accounting rules and changes to our ownership or capital structure. Fluctuations in our tax obligations and effective tax rate could adversely affect our business. The tax laws of the jurisdictions in which we operate are subject to interpretation, and their application may depend on our ability to operate our business in a manner consistent with our corporate structure. Moreover, these tax laws are subject to change. Tax authorities may disagree with our position as to the tax treatment of our transfer of intangible assets or determine that the manner in which we operate our business does not achieve the intended tax consequences. If our new corporate structure does not achieve our expectations for any of these or other reasons, we may be subject to a higher overall effective tax rate and our business may be adversely affected.

- **We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.** We will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Accordingly, management will have significant flexibility in applying the net proceeds of this offering and may spend a portion or all of the net proceeds in ways that not all investors may approve of or that may not yield a favorable return. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

- **We currently do not have any commitments for additional financing. In the future, we may require additional capital, which may not be available to us on acceptable terms or at all.** Based on our current operating plan, we anticipate that the net proceeds of this offering will be sufficient to satisfy our anticipated needs for working capital and capital expenditures for the next twelve months. However, we may require additional cash resources due to changed business conditions or other developments that we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may need to raise additional capital in order to remain competitive in the online travel services industry. This capital may not be available on acceptable terms, if at all. The sale of equity interests in the Company in furtherance of any efforts to raise additional capital could result in dilution to our existing investors. Borrowing funds would result in increased debt service obligations and could result in additional operating and financial covenants that would limit our operations.

- **Our management will retain significant control of our company and could control our actions in a manner that conflicts with the interests of other members.** After giving effect to the offering, our executive officer will beneficially own approximately 90% of our outstanding Membership Units, assuming the exercise of any outstanding convertible debt. As a result, our executive officer will be able to exercise considerable influence over matters requiring approval by our members and may not always act in the best interests of other members. Such a concentration of ownership may have the effect of delaying or preventing a change in our control, including transactions in which our members might otherwise find favorable.

- **The Preferred Units are not protected by restrictive covenants.** The terms of the Preferred Units do not contain any financial or operating covenants or restrictions on the payments of dividends, the making of investments, the incurrence of indebtedness or the issuance, purchase or prepayment of securities by us. In addition, the limited covenants applicable to the Preferred Units do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Neither the Preferred Units nor the Subscription Agreement contain covenants or other provisions to afford protection to holders of the Preferred Units in the event of a fundamental change or other corporate transaction involving us.

- **Holders of Preferred Units will not be entitled to any rights with respect to our Common Unit holders, but will be subject to all changes made with respect to them.** Holders of Preferred Units will not be entitled to any rights with respect to our Common Units (including, without limitation, voting rights and rights to receive any dividends in excess of the accrued 11% payment related to available net income or other distributions on our Common Units). For example, if an amendment is proposed to our operating agreement or bylaws requiring Common Unit holder approval and the record date for determining the Common Unit holders of record entitled to vote on the amendment, such Preferred Unit holder will not be entitled to vote on the amendment, although such Preferred

Unit holder will nevertheless be subject to any changes affecting our Securities.

- **We cannot assure you that an active trading market will develop for the Preferred Units.** Prior to this offering, there has been no trading market for the Preferred Units, and we do not intend to apply to list the Preferred Units on any securities exchange or to arrange for quotation on any automated dealer quotation system. We cannot assure you that an active trading market will develop for the Preferred Units. If an active trading market does not develop or is not maintained, the market price and liquidity of the Preferred Units may be adversely affected. In that case you may not be able to sell your Preferred Units at a particular time or you may not be able to sell your Preferred Units at a favorable price.

- **Any valuation of the Company at this stage is difficult to assess.** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Members and will have no such right.


OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES


Ownership

- Robert Farmer, 100.0% ownership, Common Units

Classes of securities

- Common Units: 10,000,000

    Voting Rights

    Except as otherwise provided by the LLC Operating Agreement or as otherwise required by the Michigan Act or Applicable Law:

    (i) each Member shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement; and

(ii) the Preferred Units and the Incentive Units (including the Unrestricted Incentive Units) shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time that there are any Preferred Units outstanding, the Company shall not, and shall not permit any of the Company Subsidiaries to, engage in or cause any of the following transactions or take any of the following actions, and the Board shall not permit or cause the Company or any of the Company Subsidiaries to engage in, take, or cause any such action except with the prior approval of the holders of a majority of the outstanding Preferred Units voting separately as a class:

(i) the issuance of any Preferred Units beyond those issued and outstanding as of the date hereof or the issuance of any Units that are senior in any respect to the Preferred Units, *provided* this clause (b)(i) shall not apply in respect of any Preferred Units or Common Units issued in connection with any conversion event with respect to any convertible securities now or to be issued in the future by the Company and the Company Subsidiaries, pursuant to the terms specified in the transaction documents related to such convertible securities.

Distribution Rights

The Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate the Michigan Act or other Applicable Law.

After making all Distributions required for a given Fiscal Year and subject to the priority of Distributions pursuant to the LLC Operating Agreement, if applicable, all Distributions determined to be made by the Board shall be made in the following manner:

(a) first, to the Members pro rata in proportion to their holdings of Preferred Units, until Distributions equal the Preferred Unpaid Yield in respect of all the Preferred Units owned by the Members as of the time of such Distribution;

(b) second, to the Members pro rata in proportion to their holdings of Preferred Units, until Distributions equal the aggregate amount of Capital Contributions attributable to the Members in respect of their acquisitions of Preferred Units; and

(c) third, any remaining amounts to the Members holding Common Units and Incentive Units pro rata in proportion to their aggregate holdings of Common Units and Incentive Units treated as one class of Units.

Rights to Receive Liquidation Distributions

The Company shall be dissolved and is affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Board to dissolve the Company;

(b) An election to dissolve the Company made by holders of a majority of the Common Units;

(c) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(d) The entry of a decree of judicial dissolution; *provided* that the Members agree that irreparable damage would occur if any Member should bring an action for judicial dissolution of the Company. Accordingly, each Member hereby waives and renounces such Member's right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company (the "Waiver of Dissolution Rights").

Dissolution of the Company shall be effective on the day on which the event occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been Distributed as provided in the LLC Operating Agreement and the Articles of Organization shall have been cancelled.

If the Company is dissolved, the Company shall be liquidated and its business and affairs wound up in accordance with the Michigan Act and the following provisions:

(a) The Board, or, if the Board is unable to do so, a Person selected by the holders of a majority of the Common Units, shall act as liquidator to wind up the Company (the "Liquidator"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under the LLC Operating Agreement.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Preferred Units and Incentive Units (including Unrestricted Incentive Units) are subject to and may be adversely affected by, the rights of the holders of Common Units and any additional classes of New Securities that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law

- Preferred Units: 0

Voting Rights

Except as otherwise provided by the LLC Operating Agreement or as otherwise required by the Michigan Act or Applicable Law:

(i) each Member shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement; and

(ii) the Preferred Units and the Incentive Units (including the Unrestricted Incentive Units) shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time that there are any Preferred Units outstanding, the Company shall not, and shall not permit any of the Company Subsidiaries to, engage in or cause any of the following transactions or take any of the following actions, and the Board shall not permit or cause the Company or any of the Company Subsidiaries to engage in, take, or cause any such action except with the prior approval of the holders of a majority of the outstanding Preferred Units voting separately as a class:

(i) the issuance of any Preferred Units beyond those issued and outstanding as of the date hereof or the issuance of any Units that are senior in any respect to the Preferred Units, *provided* this clause (b)(i) shall not apply in respect of any Preferred Units or Common Units issued in connection with any conversion event with respect to any convertible securities now or to be issued in the future by the Company and the Company Subsidiaries, pursuant to the terms specified in the transaction documents related to such convertible securities.

Distribution Rights

Any cash distributions of the company's net income received by the Preferred Units will be pursuant to the terms and procedures relating to the payments of Preferred Yield as defined in the Operating Agreement.

"**Preferred Yield**" means, for any Preferred Unit at any time, the amount accrued as of such time in respect of such Preferred Unit (commencing with respect to such Preferred Unit on the date the Company issues or issued such Preferred Unit) at a rate of 11% per annum on the Preferred Unreturned Capital Value from time to time for such Preferred Unit through such time. Notwithstanding any other provision herein, neither the Preferred Yield nor any other interest will accrue on previously deferred and unpaid amounts of Preferred Unpaid Yield, and such unpaid amounts will be payable subject to Board discretion and the availability of net income for distribution to make such payments.

"**Preferred Unpaid Yield**" means, for any Preferred Unit at any time, the amount equal to the excess, if any, of (a) the aggregate Preferred Yield accrued on such Preferred Unit as of such time, over (b) the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to Section 7.02(a) as of such time. Preferred Unpaid Yield, at all times, will not be considered "due and payable" and will be subject to the Board's discretion that payment of the Preferred Unpaid Yield is in the best interests of the Company and sufficient cash is available to pay some or all of the then outstanding amount of Preferred Unpaid Yield.

The Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate the Michigan Act or other Applicable Law.

After making all Distributions required for a given Fiscal Year and subject to the priority of Distributions pursuant to the LLC Operating Agreement, if applicable, all Distributions determined to be made by the Board shall be made in the following manner:

(a) first, to the Members pro rata in proportion to their holdings of Preferred Units, until Distributions equal the Preferred Unpaid Yield in respect of all the Preferred Units owned by the Members as of the time of such Distribution;

(b) second, to the Members pro rata in proportion to their holdings of Preferred Units, until Distributions equal the aggregate amount of Capital Contributions attributable to the Members in respect of their acquisitions of Preferred Units; and

(c) third, any remaining amounts to the Members holding Common Units and Incentive Units pro rata in proportion to their aggregate holdings of Common Units and Incentive Units treated as one class of Units.

Rights to Receive Liquidation Distributions

The Company shall be dissolved and is affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Board to dissolve the Company;

(b) An election to dissolve the Company made by holders of a majority of the Common Units;

(c) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(d) The entry of a decree of judicial dissolution; *provided* that the Members agree that irreparable damage would occur if any Member should bring an action for judicial dissolution of the Company. Accordingly, each Member hereby waives and renounces such Member's right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company (the "Waiver of Dissolution Rights").

Dissolution of the Company shall be effective on the day on which the event occurs, but the Company shall not terminate until the winding up of the

Company has been completed, the assets of the Company have been Distributed as provided in the LLC Operating Agreement and the Articles of Organization shall have been cancelled.

If the Company is dissolved, the Company shall be liquidated and its business and affairs wound up in accordance with the Michigan Act and the following provisions:

(a) The Board, or, if the Board is unable to do so, a Person selected by the holders of a majority of the Common Units, shall act as liquidator to wind up the Company (the "Liquidator"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under the LLC Operating Agreement.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Preferred Units and Incentive Units (including Unrestricted Incentive Units) are subject to and may be adversely affected by, the rights of the holders of Common Units and any additional classes of New Securities that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law

- Incentive Units: 0

Voting Rights

Except as otherwise provided by the LLC Operating Agreement or as otherwise required by the Michigan Act or Applicable Law:

(i) each Member shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement; and

(ii) the Preferred Units and the Incentive Units (including the Unrestricted Incentive Units) shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time that there are any Preferred Units outstanding, the Company shall not, and shall not permit any of the Company Subsidiaries to, engage in or cause any of the following transactions or take any of the following actions, and the Board shall not permit or cause the Company or any of the Company Subsidiaries to engage in, take, or cause any such action except with the prior approval of the holders of a majority of the outstanding Preferred Units voting separately as a class:

(i) the issuance of any Preferred Units beyond those issued and outstanding as of the date hereof or the issuance of any Units that are senior in any respect to the Preferred Units, *provided* this clause (b)(i) shall not apply in respect of any Preferred Units or Common Units issued in connection with any conversion event with respect to any convertible securities now or to be issued in the future by the Company and the Company Subsidiaries, pursuant to the terms specified in the transaction documents related to such convertible securities.

Distribution Rights

The Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate the Michigan Act or other Applicable Law.

After making all Distributions required for a given Fiscal Year and subject to the priority of Distributions pursuant to the LLC Operating Agreement, if applicable, all Distributions determined to be made by the Board shall be made in the following manner:

(a) first, to the Members pro rata in proportion to their holdings of Preferred Units, until Distributions equal the Preferred Unpaid Yield in respect of all the Preferred Units owned by the Members as of the time of such Distribution;

(b) second, to the Members pro rata in proportion to their holdings of Preferred Units, until Distributions equal the aggregate amount of Capital Contributions attributable to the Members in respect of their acquisitions of Preferred Units; and

(c) third, any remaining amounts to the Members holding Common Units and Incentive Units pro rata in proportion to their aggregate holdings of Common Units and Incentive Units treated as one class of Units.

Rights to Receive Liquidation Distributions

The Company shall be dissolved and is affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Board to dissolve the Company;

(b) An election to dissolve the Company made by holders of a majority of the Common Units;

(c) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(d) The entry of a decree of judicial dissolution; *provided* that the Members agree that irreparable damage would occur if any Member should bring an action for judicial dissolution of the Company. Accordingly, each Member hereby waives and renounces such Member's right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company (the "Waiver of Dissolution Rights").

Dissolution of the Company shall be effective on the day on which the event occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been Distributed as provided in the LLC Operating Agreement and the Articles of Organization shall have been cancelled.

If the Company is dissolved, the Company shall be liquidated and its business and affairs wound up in accordance with the Michigan Act and the following provisions:

(a) The Board, or, if the Board is unable to do so, a Person selected by the holders of a majority of the Common Units, shall act as liquidator to wind up the

Company (the "Liquidator"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under the LLC Operating Agreement.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Preferred Units and Incentive Units (including Unrestricted Incentive Units) are subject to and may be adversely affected by, the rights of the holders of Common Units and any additional classes of New Securities that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law

- Unrestricted Incentive Units: 0

Voting Rights

Except as otherwise provided by the LLC Operating Agreement or as otherwise required by the Michigan Act or Applicable Law:

(i) each Member shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement; and

(ii) the Preferred Units and the Incentive Units (including the Unrestricted

Incentive Units) shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time that there are any Preferred Units outstanding, the Company shall not, and shall not permit any of the Company Subsidiaries to, engage in or cause any of the following transactions or take any of the following actions, and the Board shall not permit or cause the Company or any of the Company Subsidiaries to engage in, take, or cause any such action except with the prior approval of the holders of a majority of the outstanding Preferred Units voting separately as a class:

(i) the issuance of any Preferred Units beyond those issued and outstanding as of the date hereof or the issuance of any Units that are senior in any respect to the Preferred Units, *provided* this clause (b)(i) shall not apply in respect of any Preferred Units or Common Units issued in connection with any conversion event with respect to any convertible securities now or to be issued in the future by the Company and the Company Subsidiaries, pursuant to the terms specified in the transaction documents related to such convertible securities.

Distribution Rights

The Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate the Michigan Act or other Applicable Law.

After making all Distributions required for a given Fiscal Year and subject to the priority of Distributions pursuant to the LLC Operating Agreement, if applicable, all Distributions determined to be made by the Board shall be made in the following manner:

(a) first, to the Members pro rata in proportion to their holdings of Preferred Units, until Distributions equal the Preferred Unpaid Yield in respect of all the Preferred Units owned by the Members as of the time of such Distribution;

(b) second, to the Members pro rata in proportion to their holdings of Preferred

Units, until Distributions equal the aggregate amount of Capital Contributions attributable to the Members in respect of their acquisitions of Preferred Units; and

(c) third, any remaining amounts to the Members holding Common Units and Incentive Units pro rata in proportion to their aggregate holdings of Common Units and Incentive Units treated as one class of Units.

Rights to Receive Liquidation Distributions

The Company shall be dissolved and is affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Board to dissolve the Company;

(b) An election to dissolve the Company made by holders of a majority of the Common Units;

(c) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(d) The entry of a decree of judicial dissolution; *provided* that the Members agree that irreparable damage would occur if any Member should bring an action for judicial dissolution of the Company. Accordingly, each Member hereby waives and renounces such Member's right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company (the "Waiver of Dissolution Rights").

Dissolution of the Company shall be effective on the day on which the event occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been Distributed as provided in the LLC Operating Agreement and the Articles of Organization shall have been cancelled.

If the Company is dissolved, the Company shall be liquidated and its business and affairs wound up in accordance with the Michigan Act and the following provisions:

(a) The Board, or, if the Board is unable to do so, a Person selected by the holders of a majority of the Common Units, shall act as liquidator to wind up the Company (the "Liquidator"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under the LLC Operating Agreement.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Preferred Units and Incentive Units (including Unrestricted Incentive Units) are subject to and may be adversely affected by, the rights of the holders of Common Units and any additional classes of New Securities that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law

What it means to be a Minority Holder

As a minority holder, and as a holder of Preferred Units, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. In other words, when the Company issues more Preferred Units, the ratio between the Company 's earnings and each Preferred Unit will decrease, even though the value of the Company may increase. You will own a smaller percentage of the total Preferred Units of a larger company. Any increases in the number of Preferred Units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible notes or warrants) into

Preferred Units.

If we decide to issue more Preferred Units, an Investor could experience value dilution, with each Preferred Unit being worth less than before, and control dilution, with the total percentage an investor owns of the total outstanding Preferred Units being less than before. There may also be earnings dilution, with a reduction in the amount earned per Preferred Units (which could reduce the value of each Preferred Unit).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

Development Costs

Development costs decreased from $24,874 in 2017 to $2,019 in 2018 due to the completion of a long-term development project in CY 2017.

Legal & Professional Services

Legal & Professional Services increased from $1,594 in 2017 to $11,796 in 2018 primarily due to costs related to additional platform design as well as trademark fees.

Advertising & Marketing

Advertising & Marketing increased from $0 in 2017 to $9,485 in 2018 primarily due to costs related to production of a fundraising campaign video.

Financial Milestones

In the current stage of the Company's strategy, we are incurring expenses for the initial development of our platform, and will not generate revenue until such time that the platform is completed and launched into production. As a result, we have and will continue to generate sizeable net income losses throughout the development stage of our strategy. Management currently forecasts 2018 and 2019 net income will be negative.

Liquidity and Capital Resources

The company is currently generating operating losses and may require the continued infusion of new capital to continue business operations. If the company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The Company has no outstanding indebtedness.

Recent offerings of securities

None

Valuation

$10,000,000.00

The company's valuation was set by the board after analysis of the median value of comparable companies' valuations in closed crowdfunding offerings in relevant sectors. The company may make more offerings of securities in the future. At that time, the valuation of the company may be determined through negotiations with prospective investors or under different market conditions. Those prospective investors or markets may determine the value of the company through one or multiple methods which include: Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed; Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we succeed in raising the overallotment amount of $1,070,000, we believe the amount will allow us to continue operations into FY2020. We plan to use the net proceeds of approximately $1,005,265.00 over the course of that time as follows:

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000.00	$1,070,000.00
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600.00	$64,200.00
Professional Fees	$5.00	$535.00
Net Proceeds	$9,395.00	$1,005,265.00
Use of Net Proceeds:		
Development Costs	$5,000.00	$550,000.00
Operating Expenses	$0.00	$315,000.00
Marketing Expenses	$4,395.00	$100,000.00
Legal Expenses	$0.00	$40,265.00
Total Use of Net Proceeds	$9,395.00	$1,005,265.00

If we raise our maximum over-allotment amount of $1,070,000, we believe such amount will allow the Company to continue operations for 12 months and, in such case, we plan to use the estimated net proceeds of approximately $1,005,265 over such period as follows:

We will allocate approximately $550,000.00 of the offering proceeds to Development Expenses, the majority of which will relate to the coding and design of our platform and its underlying functionality.

We will allocate approximately $315,000.00 of the offering proceeds to Operating Expenses to carry out the day-to-day operations of Eskapr, including costs of doing business, supplier costs, and compensation.

We will allocate approximately $100,000.00 of the offering proceeds to Marketing Expenses to promote our brand primarily through digital and social media advertising mediums, and may include engaging marketing professionals for digital advertising purposes and promotional events.

We will allocate approximately $40,265.00 of the offering proceeds to Legal Expenses for any general and intellectual property purposes.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.eskapr.com/investor-relations in the Financial Reports tab labeled Annual Reports. The annual reports will be available within 120 days of the end of the most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Eskapr L.L.C.

[See attached]

ESKAPR, LLC

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

March 12, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Eskapr LLC
Washington, DC

We have reviewed the accompanying financial statements of Eskapr LLC (a limited liability company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 12, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ESKARP, LLC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 3,685	$ 1,228
TOTAL CURRENT ASSETS	3,685	1,228
TOTAL ASSETS	3,685	1,228
LIABILITIES AND MEMBERS' EQUITY		
MEMBERS' EQUITY		
Members' Contribution	56,000	28,000
Retained Earnings (Deficit)	(52,315)	(26,772)
TOTAL MEMBERS' EQUITY	3,685	1,228
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,685	$ 1,228

ESKARP, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Expense		
Legal & Professional Services	$ 11,796	$ 1,594
Advertising & Marketing	9,485	-
General & Administrative Expense	2,022	304
Development Costs	2,019	24,874
	25,322	26,772
Net Income from Operations	(25,322)	(26,772)
Other Income (Expense)		
State and Local Tax	(220)	-
Net Income	$ (25,542)	$ (26,772)

ESKARP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (25,542)	$ (26,772)
Net Cash Flows From Operating Activities	(25,542)	(26,772)
Cash Flows From Financing Activities		
Change in Member's Equity	28,000	28,000
Net Cash Flows From Financing Activities	28,000	28,000
Cash at Beginning of Period	1,228	-
Net Increase (Decrease) In Cash	2,458	1,228
Cash at End of Period	$ 3,686	$ 1,228

ESKARP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

————————

	2018	2017
Beginning Members' Equity	$ 1,228	$ 28,000
Issuance of Members' Equity	56,000	-
Retained Earnings (Deficit)	(28,000)	-
Net Income	(25,542)	(26,772)
Ending Members' Equity	$ 3,685	$ 1,228

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Eskapr, LLC ("the Company") is a limited liability company organized under the laws of the State of Michigan. The Company provides an online platform for booking reservations for air travel, hotel stays, and rental cars.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating loss during the year ended December 31, 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2019. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 12, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a sole proprietorship in the federal jurisdiction of the United States and in the State of Michigan. As such, all items of income and expense are reported by the Company's sole member on his individual income tax return.

The Company is subject to annual filing requirements in the State of Michigan.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE D- MEMBER LIABILITY

The Company is organized as a limited liability company in the State of Michigan. The liability of each member of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 12, 2019, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Eskapr is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $1.07M goal

Eskapr
Your New One-Stop Shop For Travel
● Small OPO   🏠 Washington, DC   ⬡ Consumer Internet   ⊕ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**



A New Approach to Travel, Designed Around You.

We all know that the point of traveling for fun is to have a good time and enjoy ourselves. But too often, figuring out all of your trip's details can eclipse that enjoyment. Figuring out which destinations you can visit while staying within your budget, searching for hours upon hours to book the best prices for flights, hotels, and everything else, and finally deciding how you'll spend your time away is simply too time-consuming and disorganized.

Through Eskapr's multi-platform solution, we're finally giving travelers the solutions and user experience they crave – a truly full-service framework, where all key aspects of travel are managed with simplicity and ease.

Let's Start from the Top: The 3 Essential Phases of Planning Any Trip

1. Finding travel inspiration
I have a free weekend coming up and I want to spend about $400 on the whole trip--where are the best places I can go within a 3-hour flight?

2. Searching & booking at the best price
Now that I know where I'd like to go, where can I book at the best price? How can I be sure if I'd be better off using one of the big travel search sites, booking directly with the airlines, or even using some of the reward points I have?

3. Planning your travel itinerary
I mainly want to enjoy a few relaxing days at the beach, but I also want amazing food options and two or three cultural activities during my time away--what can I absolutely not miss? Which ones can I cluster together so I don't spend all my time getting from one place to the next?



Prototype design. Production prototype map may vary in its entirety in all aspects.

The Problem

Generally, mainstream travel companies only facilitate the "searching and booking" portion of the travel process. But if travelers are spending hours just on finding and booking their flight, that means less time looking for places to see and things to do when they arrive.

According to a survey by the Daily Mail, some travelers spend over 8 hours on average planning their activities for week-long vacation – roughly equivalent to a full working day! If you'd rather spend that time relaxing, playing video games, or hanging out with the family, let Eskapr drop in for an assist.



The Eskapr Solution



Eskapr is a one-stop shop for travel inspiration, booking, and trip planning. By bringing all of these (let's be honest) workstreams into one purpose built and attractively designed medium, we bring the fun and excitement back to travel planning.

But this integrated approach to travel is only the beginning. We are completely restructuring the look, feel, and flow of online travel planning by building a sleek, overhauled experience centered on streamlining and optimizing every aspect of your trip so that you have more time to enjoy it.

Over the past two years, Eskapr has developed the API clients necessary to interface with GDS providers, as well as a working prototype for search and booking functions. We have also completed prototype designs and accompanying business logic for our Travel Itinerary Assistant, including rating and review systems, activity and event services, and database structure and design. We are now ready to begin our final pre-production development phase subject to the success of this Offering.

The Offering

$1/ Preferred Unit (11% Deferrable) | Minimum $100 Investment

What is a preferred unit?

The term "unit" refers to an ownership interest in a limited liability company, similar to the term "stock" in the corporation context. As with most equity interests in a corporation, limited liability companies can issue two types of ownership interest - common units and preferred units. Holders of both types of Eskapr's equity units are referred to as Members.

Perks*

Perk levels are not inclusive of previous perk levels. Investors only get one perk reward matching your level of investment.

$100   Eskapr Coffee Mug + Travel Itinerary Assistant Founder Status + $100 Gift Card. Five funders from this level will be chosen at random to receive additional perks!

$250   Eskapr Snapback Hat + Founder Status + $250 Gift Card

$500   Eskapr Snapback Hat + Tank Top + Founder Status + $500 Gift Card

$1,000   Custom Eskapr Weekender Bag + Snapback Hat + Tank Top + Founder Status + $1,000 Gift Card

$2,500   Limited Edition Eskapr Engraved Premium Sunglasses + Snapback Hat + Founder Status + $1,000 Gift Card

$5,000   Eskapr Swag Package: Weekender Bag + Dopp Kit + Sunglasses + Tank Top + Travel Gym Shorts + Snapback Hat + Travel Electronics Kit + Passport Holder + Founder Status + $1,000 Gift Card

$10,000   Free Domestic Flight up to $500 + Eskapr Swag Package + Founder Status + $1,000 Gift Card

$25,000   Free International Flight and Hotel Stay for two up to $2,000 + Eskapr Swag Package + Founder Status + $1,000 Gift Card

**Gift cards will be received only if the company generates net income in excess of the amounts necessary to make current and deferred 11% payments to Preferred Unit holders.

*All perks occur after the offering is completed.

Here's How We Differ from the Competition...



We've all been in the position where our plans change at the last minute, our work schedules suddenly free up, or a last-minute getaway just becomes irresistible. With our Eskape feature, just plug in your budget, available dates, the type of trips you like, and get packed! **Our metasearch algorithms will do all the work and provide you with great ideas for possible destinations,** ensuring you'll never run out of options to try regardless of what your budget or timeline allows.

Perhaps you have a travel wish list of destinations you'd like to check out. Maybe you'd like to head to an awesome beach for a few days, but also want to be close to a fun city for some culture and nightlife. Or it could be that you just want to go somewhere your money would go the furthest.

Our original innovation is built on answering the question that plagues all travelers: "What are the best places I can go on my budget, based on what I like to do, and during the time I'm free?" Whether you're a foodie, historian, or avid beach comber, we'll help you find the perfect location to enjoy your hard-earned time away.



Comparison Shopping & Booking



Once you've settled on where and when to go, finding and locking down the best prices for your flights, lodging, and activities is further complicated by the copious number of alternate websites and options to check. But price comparison goes beyond simply checking various sites for the best deal.

According to their most recent respective annual reports, Online Travel Agencies (OTAs) like Expedia, Priceline, and their many subsidiaries employ a combination of models for selling travel products, including:

1) The Merchant Model:
OTAs purchase inventory (hotel rooms, flights, etc.) in advance and then repackage and resell this inventory however they want.

2) The Agency Model:
OTAs merely list the inventory available from providers (i.e. airlines and hotels) and make a cut of each transaction for assisting in a sale.

Since the largest companies use a combination of these two models, it's possible for travel product pricing to be biased and potentially manipulated as OTAs can push their merchant model inventory (likely at a higher price point) over results that are cheaper and more appropriate to your search criteria. This also allows for the potential to create a false sense of urgency for buyers – "Only two seats left! Buy now!"

But this is only the tip of the proverbial iceberg. When customers book a hotel stay through an online travel agency (OTA) such as Priceline or Expedia, the hotels pay a fee to the OTA that facilitated the transaction. From the hotel's perspective, paying a fee to OTAs can alleviate some of the hotel's risks in relation to vacancy rates and also provide them with a steady stream of incremental customers. However, according to Harvard Business School Professor Benjamin Edelman's report, "Impact of OTA Bias and Consolidation on Consumers", OTAs have abused this relationship over time by adjusting their pricing and rules to extract higher payments from hotels, which can be passed on to customers. When hotel chains have refused to pay fees in excess of the status quo, OTAs have used their market power to remove or deemphasize hotel listings in search results and even gone so far as to remove photos of their properties to make the hotel seem less appealing until the dispute has been resolved.

Most recently, however, OTAs have found a new way to charge hotels additional fees by auctioning off the top positions in search results. Under this approach, the most prominent and often explicitly "recommended" positions go to the properties that paid the most rather than those that are objectively best for the customer.

When many hotels compete for high positions in search results, the auction-like process can yield sharply higher fees for hotels, even if the OTA does not expand the market or increase the total number of room-nights customers require.

In an effort to bring more transparency to the travel market Eskapr will ensure that our customers receive only clean, bias-free results from the get-go.

What's Happening



Some online travel agencies (OTAs) have intentionally modified and reordered hotel search results based off of how much commission they received from hotels.

The Effects



In certain instances when hotels attempted to offer cheaper prices or oppose increased commission fees, some OTAs removed or deemphasized these listings in retaliation. This not only created unfair search bias on OTA websites, but ultimately cost consumers choice and value when booking a trip.

The Bottom Line

Research shows that consolidated market power among OTAs is leading to fewer choices for travelers, less opportunity for small businesses, and ultimately, an increased cost for hotel guests.

Source: "Impact of OTA Bias and Consolidation on Consumers" - Benjamin Edelman, Harvard Business School

Travel Itinerary Assistant

Booking your flight, hotel, and car can be easy (if you don't get bogged down in the issues outlined above), but mapping out your itinerary is a different story. **When you're traveling to a new destination, logistics and city-specific information are key, and sorting out common logistical details can quickly begin to overwhelm even the most seasoned travelers.** For some of us, this means spending hours on dozens of travel sites checking for options, information, prices, reviews and deals.



What are the best resturants that fit your taste and budget? Which places are the local favorites and which are the tourist traps?

What are the iconic sites and experiences that I can't miss?

Where will you go out at night?

What kind of outdoor activities are on offer when you're traveling? Skiing options aren't too helpful in August!

How does your local currency translate to your destination's currency?

Will my cellphone work where I'm going or should I get a local SIM?



Prototype design. Production prototype may vary in its entirety in all respects.

Rather than pouring over outdated blogs and travel guides to create the perfect trip, **our algorithm will give you access to a curated, budget-aware experience that can be easily managed and adjusted at the drop of a hat.**

From booking the best restaurants for well-priced local specialties to an unforgettable night out, Eskapr's Travel Itinerary Assistant is a complementary value-add for all customers. Our platform can provide as much or as little help as you'd like with your itinerary planning, including day-to-day assistance with sample base itineraries and curated lists of "can't miss" experiences based on trusted, verified, social and expert feedback.

Of course, not all of us love highly structured vacations, so we wanted to show how ALL types of travelers can benefit from what we at Eskapr have to offer:



The Relaxer

Freed from the chains of corporate shackles, The Relaxer wants to do just that: relax and rejuvenate in the warmth of the sun with a cold drink or two (or ten). But the relaxer also likes to have a list of reliable restaurants available while they wander their unexplored destination and wouldn't be opposed to one or two doses of trendy activities along the way.



The Insta Traveler

Setting out to conquer the most 'gram-able sites on earth, the Insta Traveler wants to know which places and activities they absolutely can't miss. Paris? See you at the Louvre and Eiffel Tower! London? Better snap me under Big Ben! Michelin rated restaurant you say? Reservation booked!

Eskapr Solution

Search

"Eskape" Inspirational Search
Beaches and Tropical Getaways



Itinerary Assistant

Eskapr Verified Sites and Activities	New, Trendy & Fun Activities
	

Music Venues	Popular Restaurants	Bars & Nightclubs
		

Eskapr Solution

Search

"Eskape" Inspirational Search
Iconic and Trendy Getaways



Itinerary Assistant

New and Trendy Activities	Eskapr Verified Sites and Activities	Photography Hot Spots
		

Iconic, Cultural & Historical Sites	Popular Bars & Restaurants
	



The Family Trippers

Time for the annual family getaway? Well, fear not moms and dads, because now you'll be able to find family oriented destinations, activities, and dining options that cover the whole brood. So sit back, put your feet up, and let us do the hard work for once.



The Walking Travel Guide

There's always one Walking Travel Guide in the group (including on the Eskapr team) and they mean BUSINESS. Prepped with three travel guides, a local sim card, and pre-researched factoids, they are primed to find travel enlightenment through historical and cultural activities and the finest of local cuisine.



Eskapr Solution

Search

"Eskape" Inspirational Search
Family Oriented Getaways
☑

Standard Flight and
Hotel Search
☑

Itinerary Assistant

Family Oriented Sites
and Activities
☑

Eskapr Verified Sites
and Activities
☑

Family Oriented Tours
and Experiences
☑

Family Oriented Dining
Options
☑



Eskapr Solution

Search

Standard Flight and Hotel Search
☑

Itinerary Assistant

Cultural and
Historical Activities
☑

Eskapr Verified Sites
and Activities
☑

Tours and
Experiences
☑

Iconic, Cultural,
and Historic Sites
☑

New, Trendy, Fun, and
Unusual Activities
☑

Popular
Restaurants
☑

"In order to assist all types of travelers, we've aimed to build a user-friendly, streamlined process to provide you with as much, or as little, planning assistance as you need and that fits within your travel style."

- Robert Farmer, Eskapr CEO



Prototype design. Production prototype may vary in its entirety in all respects.

Travel Itinerary Assistant - Use Case



Get recommendations based on your preferences and budget. Then, create a daily itinerary schedule for your trip.



View detailed information about activities, restaurants, and more, and see quality Eskapr reviews so you can plan with confidence.



Eskapr will be able to combine multiple travel data streams, so you don't waste any time duplicating work that's been done by so many others. Leverage the latest technology, our proprietary database of reviews, and the experience and wisdom of the Eskapr community to access the best information that suits your style.

London is a perfect example of how Eskapr's Travel Itinerary Assistant can help. From a map perspective, a lot of the popular destinations and cool neighborhoods look fairly close together. In reality, it can be a huge pain to go a few miles east or west. Time can really add up travelling from the hip markets and bars of Shoreditch in East London to the posh clubs and afternoon teas of Kensington and Chelsea out West. **With our Travel Itinerary Assistant, members will be able to cluster their daily activities, dining experiences, and other excursions within their time and budget constraints so their days are optimized logistically to ensure they get the most out of your hours away.**

By utilizing our Travel Itinerary Assistant platform, our travelers will be able to plan each day based on their budget (i.e. no more than $200/£152 per day), time constraints (i.e. want to leave the hotel at 9AM, but be back by 6PM to change before dinner), and interests (looking for history, art, and good food), all while keeping your base location or hotel in mind! Once you've set your constraints, play around with the generated itinerary and you're good to go! If you'd rather play it by ear, that's great too – just be sure to keep your Eskapr mobile app handy in case you run out of ideas and need something reliable to fill your schedule on the fly!





Explore neighborhoods at your destination, learn
their history, and see top attractions in that area.

Prototype design. Production prototype may vary in its entirety in all respects.



Prototype design. Production prototype may vary in its entirety in all respects.

A More Helpful and
Modern Review System



We've all been in the situation where a restaurant, bar, or venue has mixed reviews and we're on the fence over whether to try it out. Rather than having to sift through an individual's bad experience with a single waiter, a slow delivery, or an incorrect order that resulted in a single star rating, we are modernizing reviews to provide you with the details you want without the fluff. The stars are here to stay, but the categories will get a face-lift.

Whether you're a foodie or just like the service to be flawless, filter through the nonsense to find what you need. Because, let's face it – some people don't mind if the waiter dishes a little attitude with a mind-blowing meal.

Our activity rating system will be slightly different, but also modernized to give a fairer review. Put simply, how much did you like your experience and would you recommend it to others? Boom! Done. And unlike other popular review systems, we won't make you download our app to view all of our reviews and photos...

In addition, travelers will have access to a network of trusted reviews from our members-only database including recommendations for all types of activities, as well as for restaurants, bars, clubs, cafes, and much more. Travelers who perform reviews of experiences will receive Eskapr Points to be used on sales events during the year or to simply reduce the cost of their trips.

To up the ante, Eskapr's top reviewers will earn rankings which will provide them with special discounts on all Eskapr products based on their ranking tier. We will ensure only verified members and travelers who booked through Eskapr can post, so you can worry a lot less about bots, bought reviews, and fake feedback from faux influencers looking for free goodies! And if they do happen to slip through the cracks, we'll have a team ready to quickly scrub them from the database.

In order to provide travelers with the best experience, the Eskapr team will supplement our database with recommended activities, restaurants, and other popular hideaways through our team of travel experts. Our

Write Reviews



Get Points



Save!



and other popular roadways through our team of travel experts. Our recommendations and ratings will be updated regularly to ensure an establishment or activity that was excellent one year continues to provide the same consistent experience the next.



Eskapr's Enhanced Comparative Analytics

There are so many tips, tricks, and travel hacks to keep in mind when looking for the best deal or when planning a multi-leg complicated itinerary. Eskapr aims to assist our customers throughout the booking process with ultra-clear advice, tools, strategies, and reminders to make sure you're checking every possible way of saving money, streamlining your travel, and having the best trip possible. Some of the tools and analytics include:



Flight-type Comparison

Compare one-way versus roundtrip tickets, open-jaw flights, and switching carriers' mid-trip to ensure you aren't missing out on hidden savings.



Rewards Analysis

Connect your rewards wallets and view recommendations on when it makes sense to use your loyalty points, or, if cash is a much better deal, whether you should save your points for next time.



Bundling Analysis

See exactly how pairing flights with car rentals or hotel bookings can achieve deeper Eskapr discounts and rewards with actual data to check our claims. Other sites tell you package bookings offer huge savings, but we'll show you the actual backup, and even indicate where you are better off buying separately or later.



Estimated All-in Costs

Many sites have the option of searching several airports in a metropolitan area and pressure travelers into considering the cheapest nearby ticket without considering other costs such as travel time. We offer you estimated travel to and from the selected airports, estimated baggage fees, and even tell you where you'll need to pay extra for a snack on board. Our estimated all-in costs for flights will help you understand when the "cheapest" ticket might actually not be a bargain at all.



Upgrade & Other Analysis

Maximize your perks by using our suggestion tools, which indicate the cheapest ways to upgrade your seat, access priority boarding, and gain access to lounges. We'll even provide our pro-tips and tricks so you can speed through security.



Travel Econometrics

Eskapr will utilize data science and econometrics to provide travelers with a range of analyses related to travel pricing and trends. These include:

1. **Currency Rate Trends**
2. **Fuel Price Trends**
3. **Average Costs**

Problems with the Status Quo

One overlooked aspect of the online travel market is the concentration of ownership. Though the conglomerates have largely chosen to maintain the branding of acquired travel sites, in reality, **a large chunk of the top travel sites are all owned by the same two multinational corporations.**

BOOKING HOLDINGS



EXPEDIA GROUP



RentalCars.com Trivago.com Travelocity.com

We believe this indicates not only oligopolistic market power, but also leads to reduced transparency and a type of market structure that requires runaway spending in marketing and advertising. These agencies may operate independently of one another, but if consumers are simply jumping back and forth between companies under the same umbrella, how competitive can pricing truly be?


SUPER SALE
BIG!
BIG!
50% OFF

"After nearly two decades of operation under practices that arguably fall short in disclosure and objectivity, **OTAs have created a false impression** among many consumers that their listings are comprehensive and presented evenhandedly."

- Benjamin Edelman, Harvard Business School

Bigger Isn't Always Better

In 2017, Booking Holdings (formerly The Priceline Group) and the Expedia Group generated combined revenues of $22.5 billion, but nearly half of that combined revenue ($10.4 billion or 46%) was spent on marketing. This excessive spending in the marketing category significantly relates to the number of acquisitions these giants have closed in recent years and as they continually increase their tentacles within the travel industry the only way they'll be able to continue to promote their individual businesses and prevent confusion between brands is to – you guessed it – continue spending massively.

Year	Company	Gross Revenue	Marketing Spend	% Marketing to Gross Revenue	Group % Marketing to Gross Revenue
2016	Expedia Group	$8.8B	$4.4B	50%	44%
	Booking Holdings	$10.7B	$4.2B	39%	
2017	Expedia Group	$10.1B	$5.3B	53%	46%
	Booking Holdings	$12.4B	$5.1B	41%	

Source: 2016/2017 10K for Expedia Group and Booking Holdings (formerly The Priceline Group, Inc.)

The explosion of acquisitions at the largest companies hasn't changed the fundamental problems facing travel consumers in terms of price transparency, budget maximization tools, more useful econometrics, and itinerary assistance. But by refocusing on enhanced service and quality in place of marketing and expensive acquisitions, Eskapr can pass on the savings directly to consumers.

A Wolf in Sheep's Clothing

In Professor Edelman's 2017 report, it was found that OTAs intentionally modify and reorder hotel search results based on commission fees, creating bias on their websites, and ultimately costing consumers choice and value.

"Search bias is inherently deceptive and indeed intentionally deceptive," Professor Benjamin Edelman writes in his report. "Consumers reasonably expect that the properties featured on OTAs are those that best match their request, and consumers have no reason to expect properties to be sorted or prioritized based on payment."





The report also found that the expansive consolidation of power by the top companies is also affecting the underlying hotel market. When hotels have offered lower prices with loyalty programs on their own sites, OTAs have demoted their listings by altering where they appear in search results, changing the color schemes to deemphasize the listings and have even removed photos of the hotels to make them less enticing. Since the hotel industry remains strikingly decentralized, with no single firm controlling more than 20 percent of capacity, hotels – and especially smaller hotels – lack the market power to forcefully oppose OTA fees. With such limited competition, each OTA is able to anticipate the others' pricing, allowing them to increase their fees to hotels with greater confidence that the others will match.

*"This extreme consolidation that has occurred among the online travel agencies is raising some important issues for consumers and businesses. **Research shows that less competition amongst OTAs is leading to less choices for travelers, less opportunity for small businesses, and ultimately, a cost for hotel guests**."*

Our Market

In an analysis released by Statista in September 2018, online travel booking revenues in the United States were estimated to reach $99.1 billion by 2019 and are expected to grow to a market volume of $114.5 billion by 2023 (measured across four segments: gate revenues, media rights, sponsorship, and merchandise revenues).

Eskapr plans to differentiate itself from the more established online travel agencies by positioning ourselves as the first full-service model to provide travelers with a complete offering of travel services: travel inspiration, booking, and planning. By breaking out of the standard OTA mold and refocusing on the values and services that travelers crave, we will offer a unique value to a segment of the existing travel market.



Online Travel Booking Sector
Estimated U.S. Revenue ($Billions)

SOURCE: STATISTA, SEPTEMBER 2018; THIRD-PARTY ESTIMATES. THERE CAN BE NO ASSURANCE FUTURE MARKET VOLUMES WILL ALIGN WITH THESE VALUES.

Building a Better Travel Economy



When we set out to build Eskapr, we were fed up with a travel sector characterized by opacity, deception, and seemingly nonsensical changes in price, especially in the flight and hotel categories. Even after you receive a price quote for a flight or hotel, you never know what actually caused the price to be as high or low as it was offered, or how the stated 'discount' figure was calculated.

In order to promote a more transparent and consumer-friendly travel economy, Eskapr wants to hit these issues head-on by incorporating policy priorities to eliminate deceptive practices, inform consumers, and objectively reflect a user's search. Together, we can build a more honest and consumer-friendly travel environment.

Our Development Plan

The following discussion of our strategic timeline is comprised of forward-looking statements and reflects management belief and information only. There can be no assurance our actual results will align with the below estimates.

One month following the receipt of the Minimum Raise Amount, we intend to complete the selection of the development vendor for the production scale platform. Based on our current understanding of the requisite complexity of Eskapr's prospective production codebase and the logistical capacity of representative development firms, we believe the Company will be in a position to launch an alpha stage rollout in Q4 2019.

Giving Travelers a Hand on the Wheel

You may be wondering why we decided to dive into equity crowdfunding. For starters, the travel sector is a massive industry, but a majority of online travel agency (OTA) market share resides with two oligopolies and their many subsidiaries. According to Phocuswright, a leading research group for the travel industry, The Expedia Group and Booking Holdings have a combined share exceeding 90% of the US OTA market, with no other OTA owning more than 1%. It's not a coincidence that the OTA sector is primed for disruption – it's necessary.

Competing with travel titans can be very costly considering development costs, employee salaries, and server and vendor fees, which can add up quickly. In order to effectively compete and break through these monetary barriers, we need capital just like many other budding businesses. But through equity crowdfunding, we can bring you, the travelers, along for the ride.

Through the Jumpstart Our Business Startup (JOBS) Act, everyday consumers now have the opportunity to invest in startups. Being able to access capital beyond the institutional walls of Wall Street or Silicon Valley makes Regulation Crowdfunding an attractive option for us to drive our business forward and allows those who want to help disrupt the current market to take part in our future success.







February 2017 — Eskapr Founded
Eskapr is formed to create the first all-in-one travel solution!

April 2017 — Initial Platform Development
Development began on our initial search platform utilizing the referral-based price comparison model.

May 2017 — Built-out Flight Ticketing Capacity
Flight search algorithms were developed and added to our search platform.

June 2017 — Added Support for Car Rental and Hotel Booking
Car rental and hotel booking algorithms are developed and added to our search platform.

July 2017 — Initiated 3rd Party Relationships
Our first partnerships with travel suppliers are formed and outside data is incorporated into our systems.

March 2018 — Business Strategy Pivot
Eskapr refocuses original business strategy, moving from a referral-based model to full agency with in-house ticketing and travel itinerary assistance.

May 2018 — Developed Itinerary Planner Logic and Content Strategy
The crown jewel of Eskapr's offerings, the Travel Itinerary Assistant, comes to life with refined logic and enhanced content strategy.

July 2018 — Initial Structure of Customer Feedback and Review Mechanisms
Our modern review system is laid out to provide users with more purposeful and helpful data points.

May 2019 — Launched on StartEngine
The Eskapr Notes Offering is live and accepting investments. Now YOU can help Eskapr become a reality!

June 2019 — Discovery and Product Strategy
Creation of Eskapr's overall project plan for implementation of subsequent development. ANTICIPATED

July 2019 — Development Stage
Final development of search and Travel Itinerary Assistant platforms begins! ANTICIPATED

TBD — Production Stage and Launch
The big day! Eskapr will launch our online platforms and open for business. ANTICIPATED

Meet Our Team







Robert Farmer
Founder, Chief Executive Officer & Manager

Robert has served as Founder and CEO of Eskapr since its formation in February 2017. Prior to leading Eskapr, Robert worked as an Associate at Freddie Mac from 2012 to 2015, where he held positions with various teams who assisted the recovery of the GSEs following the Great Recession. Robert worked in both analytical and risk functions in addition to a position on the mortgage trading desk, where he shared responsibility for one of the nation's largest investment portfolios.. Prior to his career in capital markets, Robert joined a leading digital consultancy as a strategic operations professional. Mr. Farmer holds a Bachelor's Degree in Finance from George Mason University and a Graduate Degree of Law with a Commendation from BPP University in London, UK.

Lina Aybinder
Chief Financial Officer

Lina joined the Eskapr with a focus on financial operations, capital market activities, and growth opportunities. Her recent experience in market segmentation and customer strategy with AIG Shanghai have primed her to quickly identify major customer needs that are not being met by the current and emerging travel landscape and capitalize on them. Lina holds a Master's in Business Administration degree from the McDonough School of Business at Georgetown University and is a Certified Public Accountant. She also spent 6 years on the board of D.C. non-profit organization, ArtStream Inc., serving as the Vice Chairman and Treasurer. Lina has served as our part-time CFO since August 2018 (30 hours per week). Lina has held various full-time positions at Freddie Mac, including Manager of Single Family Profitability Analytics for the Single Family division (April 2014 – February 2017) and Manager of Financial Planning & Analysis for the Investments & Capital Markets division (her primary position since March 2017).

Evan Thomas
Adviser

Evan has served as an adviser to Eskapr since its formation in February 2017. Prior to joining Eskapr, Evan has worked as an associate at some of the top international law firms, including the London office of Latham & Watkins, specializing in capital markets and finance law. Prior to his legal career, Evan was an investment analyst at a major endowment, an equity research professional, and a startup founder in the carbon capture space. Evan holds a Bachelor's Degree in Economics, History and Political Science from Columbia University in the City of New York, a Juris Doctorate from the University of Virginia School of Law, where he received the Traynor Prize for best legal writing, and a Master's Degree from the University of Virginia Corcoran Department of History.

Offering Summary

Preferred Units (11% Deferrable)

Maximum 1,070,000* Preferred Units ($1,070,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 Preferred Units ($10,000)

Minimum 12,000 Preferred Units ($12,000)

Company	Eskapr L.L.C.
Corporate Address	1140 3rd St NE, Washington, DC 20002
Description of Business	Eskapr L.L.C. ("**Eskapr**") is a new company engaged in the online travel including travel research, travel review, and travel planning industries.
Type of Security Offered	Preferred Units (11% Deferrable)
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

Perks*

Perk levels are not inclusive of previous perk levels. Investors only get one perk reward matching your level of investment.

$100   Eskapr Coffee Mug + Travel Itinerary Assistant Founder Status + $100 Gift Card. Five funders from this level will be chosen at random to receive additional perks!

$250   Eskapr Snapback Hat + Founder Status + $250 Gift Card

$500   Eskapr Snapback Hat + Tank Top + Founder Status + $500 Gift Card

$1,000   Custom Eskapr Weekender Bag + Snapback Hat + Tank Top + Founder Status + $1,000 Gift Card

$2,500   Limited Edition Eskapr Engraved Premium Sunglasses + Snapback Hat + Founder Status + $1,000 Gift Card

$5,000   Eskapr Swag Package: Weekender Bag + Dopp Kit + Sunglasses + Tank Top + Travel Gym Shorts + Snapback Hat + Travel Electronics Kit + Passport Holder + Founder Status + $1,000 Gift Card

$10,000   Free Domestic Flight up to $500 + Eskapr Swag Package + Founder Status + $1,000 Gift Card

$25,000   Free International Flight and Hotel Stay for two up to $2,000 + Eskapr Swag Package + Founder Status + $1,000 Gift Card

**Gift cards will be received only if the company generates net income in excess of the amounts necessary to make current and deferred 11% payments to Preferred Unit holders.*

All perks occur after the offering is completed.

What is a preferred unit?

The term "unit" refers to an ownership interest in a limited liability company, similar to the term "stock" in the corporation context. As with most equity interests in a corporation, limited liability companies can issue two types of ownership interest - common units and preferred units. Holders of both types of Eskapr's equity units are referred to as Members.

Key Takeaways on Eskapr Preferred Units

Preferred Units have a higher priority claim on distributions (such as dividends) than Common Units. Subject to available profits after deducting all expenses of the Company, holders of **Preferred Units** will be entitled to receive annual distributions in an amount up to 11% of the aggregate outstanding amount of such holder's **Preferred Units**. The decision to pay any dividends is at the discretion of the company's Board of Directors, and **Preferred Unit** Holders will received less than the 11% amount each year if net income is not sufficient to make such payments (in which case such payments will be deferred until such funds are available). No interest will accumulate on any deferred amounts, and payments of such deferred amounts will only be made with available profits in future periods.

Preferred unitholders will have no voting rights in corporate governance other than for purposes of calling or holding any meeting of the Members holding **Preferred Units**, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting, in all cases to take any action or conduct any business.

In the event of a liquidation, **preferred unitholders**' claim on assets is greater than common unitholders, but less than the company's creditors (including any outstanding bank loans). In the event of liquidation, distributions to preferred unitholders are restricted to their Preferred Unpaid Yield at the time of liquidation.

The 10% Bonus for StartEngine Shareholders

Eskapr L.L.C. will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Preferred Units at $1 / unit, you will receive 110 Preferred Units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Eskapr to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

 I'm not a robot

reCAPTCHA
Privacy - Terms

Post




VIDEO TRANSCRIPT (Exhibit D)

This is Kate. She wants to travel to as many new places as possible while balancing her busy schedule and tight budget. Problem is… she's using a popular travel booking giant to plan her next trip and doesn't know where to start! A quick beach getaway? A gastronomic paradise? Perhaps an emerging cultural capital? Or better yet, how about a brand-new type of adventure?

Hey Kate… Why not use Eskapr? A revolutionary travel and booking site being built from the ground up. Rather than starting with a destination, tell us when you're free, your budget, and what kind of vacations you like. Whether you're a foodie…or a falcon trainer, our unique algorithm and inspirational search options will find the best spots to maximize your time and budget.

But that's only the beginning! At Eskapr's core is our itinerary engine. Not only do we help find amazing deals and destinations you may not have even considered – we also help plan your travel days using a curated database of experiences driven by user feedback and expert reviews. With Eskapr's Travel Itinerary Assistant, we'll even build your hour-by-hour guide of restaurants, must-see sights, and other tailored activities in just a few clicks.

And unlike those travel site titans who spend so much of your money on excessive marketing costs, Eskapr gives back to its members with rewards and discounts year-round.

So get packed and get saving – you'll love traveling with us.

Eskapr. find your next great eskape.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

THE UNITS REFERRED TO IN THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT ARE SUBJECT TO THE PROVISIONS OF SUCH AGREEMENT. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REFERRED TO IN THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT.

THE UNITS REFERRED TO IN THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, /PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

among

ESKAPR L.L.C.

and

THE MEMBERS NAMED HEREIN

dated as of

February 22, 2019

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Amended and Restated Limited Liability Company Agreement of Eskapr L.L.C., a Michigan limited liability company (the "**Company**"), is entered into as of February 22, 2019 by and among the Company, the Initial Member executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company.

RECITALS

WHEREAS, the Company was formed under the laws of the State of Michigan by the filing of Articles of Organization with the Department of Licensing and Regulatory Affairs of the State of Michigan on February 22, 2017 (the "**Articles of Organization**");

WHEREAS, the Initial Member and the Company entered into a Limited Liability Company Agreement of Eskapr L.L.C. dated February 21, 2017 (the "**Original Agreement**");

WHEREAS, the Initial Member desires to amend and restate the Original Agreement in its entirety as set forth herein for the purposes of, and on the terms and conditions set forth in, this Agreement; and

WHEREAS, the Initial Member, concurrently with the execution of this Agreement, received 10,000,000 Common Units of the Company; such Common Units are the validly authorized, issued and outstanding Common Units of the Company with the terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I   DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Acceptance Notice**" has the meaning set forth in Section 9.01(d).

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Amended and Restated Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Applicable Offered Common Units**" has the meaning set forth in Section 10.03(a)(ii).

"**Applicable Offered Preferred Units**" has the meaning set forth in Section 10.03(a)(ii).

"**Applicable Offered Units**" has the meaning set forth in Section 10.03(a)(ii).

"**Applicable Pro Rata Portion**" means:

(a) for purposes of Section 9.01, a Member's Preferred Pro Rata Portion of any New Preferred Securities proposed to be issued or sold by the Company and a Member's Common Pro Rata Portion of any New Common Securities proposed to be issued or sold by the Company; and

(b) for purposes of Section 10.03, a Member's Preferred Pro Rata Portion of any Offered Preferred Units proposed to be Transferred by an Offering Member and a Member's Common Pro Rata Portion of any Offered Common Units proposed to be Transferred by an Offering Member.

"**Applicable ROFR Rightholders**" has the meaning set forth in Section 10.03(a)(ii).

"**Articles of Organization**" has the meaning set forth in the Recitals.

"**Award Agreements**" has the meaning set forth in Section 3.04(a).

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**BBA**" has the meaning set forth in Section 7.05(b).

"**BBA Procedures**" has the meaning set forth in Section 12.04.

"**Board**" has the meaning set forth in Section 8.01.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

  (i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii)   the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii)   the grant to a Service Provider of any Incentive Units; and

(iv)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

provided, that an adjustment pursuant to clauses (i), (ii), or (iii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this Paragraph (d) to the extent that an adjustment pursuant to Paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this Paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to Paragraph (a) or adjusted pursuant to Paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Budget**" has the meaning set forth in Section 12.03.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required to close.

"**Call Purchase Price**" means the Cause Purchase Price or Fair Market Value, as applicable pursuant to Section 10.06(a).

"**Capital Account**" has the meaning set forth in Section 5.03.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Cause**," with respect to any particular Service Provider, has the meaning set forth in any effective Award Agreement, employment agreement, or other written contract of engagement entered into between the Company and such Service Provider, or if none, then "**Cause**" means any of the following:

(a) such Service Provider's repeated failure to perform substantially his duties as an employee or other associate of the Company or any of the Company Subsidiaries (other than any such failure resulting from his Disability) which failure, whether committed willfully or negligently, has continued unremedied for more than thirty (30) days after the Company has provided written notice thereof; *provided*, that a failure to meet financial performance expectations shall not, by itself, constitute a failure by the Service Provider to substantially perform his duties;

(b) such Service Provider's fraud or embezzlement;

(c) such Service Provider's material dishonesty or breach of fiduciary duty against the Company or any of the Company Subsidiaries;

(d) such Service Provider's willful misconduct or gross negligence which is injurious to the Company or any of the Company Subsidiaries;

(e) any conviction of, or the entering of a plea of guilty or *nolo contendere* to, a crime that constitutes a felony (or any state-law equivalent) or that involves moral turpitude, or any willful or material violation by such Service Provider of any federal, state, or foreign securities laws;

(f) any conviction of any other criminal act or act of material dishonesty, disloyalty, or misconduct by such Service Provider that has a material adverse effect on the property, operations, business, or reputation of the Company or any of the Company Subsidiaries;

(g) the unlawful use (including being under the influence) or possession of illegal drugs by such Service Provider on the premises of the Company or any of the Company Subsidiaries while performing any duties or responsibilities with the Company or any of the Company Subsidiaries;

(h) the material violation by such Service Provider of any rule or policy of the Company or any of the Company Subsidiaries; or

(i) the material breach by such Service Provider of any covenant undertaken in Article XI herein, any effective Award Agreement, employment agreement, or any written non-disclosure, non-competition, or non-solicitation covenant or agreement with the Company or any of the Company Subsidiaries.

"**Cause Purchase Price**" has the meaning set forth in Section 10.06(a)(i).

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Common Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization, or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Pro Rata Portion**" means:

(a) for purposes of Section 9.01, with respect to any Pre-Emptive Member holding

Common Units, on any issuance date for New Common Securities, a fraction determined by dividing (i) the number of Common Units on a Fully Diluted Basis owned by such Pre-Emptive Member immediately prior to such issuance by (ii) the total number of Common Units on a Fully Diluted Basis held by the Members on such date immediately prior to such issuance; and

(b) for purposes of Section 10.03, with respect to an Applicable ROFR Rightholder holding Common Units, on any date of a proposed Transfer by an Offering Member, a fraction determined by dividing (i) the number of Common Units on a Fully Diluted Basis owned by such Applicable ROFR Rightholder immediately prior to such Transfer by (ii) the total number of Common Units on a Fully Diluted Basis held by the Members on such date immediately prior to such Transfer.

"**Common Tag-Along Portion**" has the meaning set forth in Section 10.05(d)(i).

"**Common Units**" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Common Units" in this Agreement.

"**Company**" has the meaning set forth in the Preamble.

"**Company Interest Rate**" has the meaning set forth in Section 7.05(c).

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Company Opportunity**" has the meaning set forth in Section 11.03.

"**Company Option Period**" has the meaning set forth in Section 10.03(d)(iii).

"**Company ROFR Exercise Notice**" has the meaning set forth in Section 10.03(d)(iii).

"**Company Subsidiary**" means a Subsidiary of the Company.

"**Competitor**" has the meaning set forth in Section 11.02(a).

"**Confidential Information**" has the meaning set forth in Section 11.01(a).

"**Covered Person**" has the meaning set forth in Section 14.01(a).

"**Delay Condition**" means any of the following conditions: (a) the Company is prohibited from purchasing any Incentive Units by any Financing Document or by Applicable Law; (b) a default has occurred under any Financing Document and is continuing; (c) the purchase of any Incentive Units would, or in the good-faith opinion of the Board could, result in the occurrence of an event of default under any Financing Document or create a condition that would or could, with notice or lapse of time or both, result in such an event of default; or (d) the purchase of any Incentive Units would, in the good-faith opinion of the Board, be imprudent in view of the financial condition of the Company, the anticipated impact of the purchase of such Incentive Units on the Company's ability to meet its obligations under any Financing Document or otherwise in connection with its business and operations.

"**Disability**" with respect to any Service Provider, has the meaning set forth in any effective Award Agreement, employment agreement, or other written contract of engagement entered into between the Company and such Service Provider, or if none, then "**Disability**" means such Service Provider's incapacity due to physical or mental illness that: (a) shall have prevented such Service Provider from performing his duties for the Company or any of the Company Subsidiaries on a full-time basis for ninety (90) or more consecutive days or an aggregate of one hundred eighty (180) days in any 365-day period; or (b)(i) the Board determines, in compliance with Applicable Law, is likely to prevent such Service Provider from performing such duties for such period of time and (ii) thirty (30) days have elapsed since delivery to such Service Provider of the determination of the Board and such Service Provider has not resumed such performance (in which case the date of termination in the case of a termination for "**Disability**" pursuant to this clause (b) shall be deemed to be the last day of such 30-day period.

"**Distribution**" means a distribution made by the Company to a Member, whether in cash, property, or securities of the Company and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company or a Company Subsidiary. "**Distribute**" when used as a verb shall have a correlative meaning.

"**Drag-Along Member**" has the meaning set forth in Section 10.04(a).

"**Drag-Along Notice**" has the meaning set forth in Section 10.04(c).

"**Drag-Along Sale**" has the meaning set forth in Section 10.04(a).

"**Dragging Member**" has the meaning set forth in Section 10.04(a).

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Board. In making such estimate, the Board shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as in the reasonable business judgment of the Board are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Excess Amount**" has the meaning set forth in Section 7.04(c).

"**Exercise Period**" has the meaning set forth in Section 9.01(d).

"**Exercising Member**" has the meaning set forth in Section 9.01(e).

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"**Family Members**" has the meaning set forth in Section 10.02(b).

"**Financing Document**" means any credit agreement, indenture, note, guarantee, financing, or security agreement or other agreements or instruments governing indebtedness of the Company or any of the Company Subsidiaries.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Forfeiture Allocations**" has the meaning set forth in Section 6.02(e).

"**Founder**" means Robert Clifton Farmer in his capacity as the initial owner of all membership interests in the Company.

"**Founder Majority Unitholders**" means the holders of a majority of the Voting Units held by the Founder and any of his Permitted Transferees.

"**Founder Managers**" means initially Robert Clifton Farmer.

"**Fully Diluted Basis**" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class, or series of Units, all issued and outstanding Units designated as such type, class, or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"**Fully Participating Common Tag-Along Member**" has the meaning set forth in Section 10.05(e)(i).

"**Fully Participating Preferred Tag-Along Member**" has the meaning set forth in Section 10.05(e)(i).

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Good Reason,**" with respect to any Service Provider, has the meaning set forth in any effective Award Agreement, employment agreement, or other written contract of engagement entered into between the Company and such Service Provider, or if none, then "**Good Reason**" means any of the following actions taken without the Service Provider's written consent:

(a) a material reduction in the Service Provider's base salary or the Service Provider's ability to participate in Company incentive or bonus plans (other than a general reduction in base salary or bonuses that affects all salaried Service Providers equally);

or

(b) the failure by the Company to pay to the Service Provider any material portion of the salary, bonus, or other benefits owed to such Service Provider;

provided, that Good Reason shall not be deemed to exist unless (a) the Company fails to cure the event giving rise to Good Reason within thirty (30) days after written notice thereof given by the Service Provider to the Board, which notice shall (i) be delivered to the Board no later than twenty (20) days following the Service Provider's initial detection of the condition, and (ii) specifically set forth the nature of such event and the corrective action reasonably sought by the Service Provider; and (b) the Service Provider terminates his employment within thirty (30) days following the last day of the foregoing cure period.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Incentive Liquidation Value**" means, as of the date of determination and with respect to the relevant new Incentive Units to be issued, the aggregate amount that would be Distributed to the Members pursuant to Section 7.02, if, immediately prior to the issuance of the relevant new Incentive Units, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied, and the proceeds of the liquidation were Distributed pursuant to Section 13.03(c).

"**Incentive Plan**" has the meaning set forth in Section 3.04(a).

"**Incentive Units**" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Incentive Units" in this Agreement and includes both Restricted Incentive Units and Unrestricted Incentive Units.

"**Initial Cost**" means, with respect to any Unit, the purchase price paid to the Company with respect to such Unit by the Member to whom such Unit was originally issued.

"**Initial Member**" means Robert C. Farmer.

"**Initial Public Offering**" has the meaning set forth in Section 15.18(a).

"**Intended Call Closing Date**" has the meaning set forth in Section 10.06(c)(i).

"**Intended Put Closing Date**" has the meaning set forth in Section 10.07(c)(i).

"**IPO Entity**" has the meaning set forth in Section 15.18(a).

"**Issuance Notice**" has the meaning set forth in Section 9.01(c).

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as Exhibit A.

"**Liquidator**" has the meaning set forth in Section 13.03(a).

"**Losses**" has the meaning set forth in Section 14.03(a).

"**Management Member**" means any Member appointed as a member of the Board or as an officer of the Company.

"**Manager**" has the meaning set forth in Section 8.01.

"**Managers Schedule**" has the meaning set forth in Section 8.02(d).

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and Michigan Law, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in Michigan Law) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Member ROFR Exercise Notice**" has the meaning set forth in Section 10.03(d)(iv).

"**Members Schedule**" has the meaning set forth in Section 3.01.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable, (a) to a Distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a Distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or Michigan Law.

"**Michigan Law**" means, collectively, the applicable laws of the State of Michigan relating to the formation, operation and taxation of an LLC, including the provisions under Michigan Laws 450.4201 et seq., which set out the guidelines and procedures for the formation and operation of an LLC.

"**Misallocated Item**" has the meaning set forth in Section 6.05.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**New Common Securities**" has the meaning set forth in Section 9.01(b)(ii).

"**New Interests**" has the meaning set forth in Section 3.05.

"**New Preferred Securities**" has the meaning set forth in Section 9.01(b)(i).

"**New Securities**" has the meaning set forth in Section 9.01(b)(iii).

"**Non-Exercising Member**" has the meaning set forth in Section 9.01(e).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offered Common Units**" has the meaning set forth in Section 10.03(a)(i).

"**Offered Preferred Units**" has the meaning set forth in Section 10.03(a)(i).

"**Offered Units**" has the meaning set forth in Section 10.03(a)(i).

"**Offered Unrestricted Incentive Units**" has the meaning set forth in Section 10.07(b)(i).

"**Offering Member**" has the meaning set forth in Section 10.03(a)(i).

"**Offering Member Notice**" has the meaning set forth in Section 10.03(c)(i).

"**Offering Service Provider**" has the meaning set forth in Section 10.07(a).

"**Officers**" has the meaning set forth in Section 8.09.

"**Original Agreement**" has the meaning set forth in the Recitals.

"**Other Business**" has the meaning set forth in Section 11.03.

"**Over-Allotment Exercise Period**" has the meaning set forth in Section 9.01(e).

"**Over-Allotment Notice**" has the meaning set forth in Section 9.01(e).

"**Partnership Representative**" has the meaning set forth in Section 12.04.

"**Permitted Transfer**" means a Transfer of Preferred Units or Common Units carried out pursuant to Section 10.02. "**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Pre-Emptive Member**" has the meaning set forth in Section 9.01(a).

"**Preferred Capital Value**" means, for any Preferred Unit at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such Preferred Unit.

"**Preferred Pro Rata Portion**" means:

(a) for purposes of Section 9.01, with respect to any Pre-Emptive Member holding Preferred Units, on any issuance date for New Preferred Securities, a fraction determined by dividing (i) the number of Preferred Units on a Fully Diluted Basis owned by such Pre-Emptive Member immediately prior to such issuance by (ii) the total number of Preferred Units on a Fully Diluted Basis held by the Members on such date immediately prior to such issuance; and

(b) for purposes of Section 10.03, with respect to an Applicable ROFR Rightholder holding Preferred Units, on any date of a proposed Transfer by an Offering Member, a fraction determined by dividing (i) the number of Preferred Units on a Fully Diluted Basis owned by such Applicable ROFR Rightholder immediately prior to such Transfer by (ii) the total number of Preferred Units on a Fully Diluted Basis held by the Members on such date immediately prior to such Transfer.

"**Preferred Tag-Along Portion**" has the meaning set forth in Section 10.05(d)(i).

"**Preferred Units**" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Preferred Units" in this Agreement.

"**Preferred Unpaid Yield**" means, for any Preferred Unit at any time, the amount equal to the excess, if any, of (a) the aggregate Preferred Yield accrued on such Preferred Unit as of such time, over (b) the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to Section 7.02(a) as of such time. Preferred Unpaid Yield, at all times, will not be considered "due and payable" and will be subject to the Board's discretion that payment of the Preferred Unpaid Yield is in the best interests of the Company and sufficient cash is available to pay some or all of the then outstanding amount of Preferred Unpaid Yield.

"**Preferred Unreturned Capital Value**" means, for any Preferred Unit at any time, the amount of the Preferred Capital Value for such Preferred Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to Section 7.02(b) prior to such time.

"**Preferred Yield**" means, for any Preferred Unit at any time, the amount accrued as of such time in respect of such Preferred Unit (commencing with respect to such Preferred Unit on the date the Company issues or issued such Preferred Unit) at a rate of 11% per annum on the Preferred Unreturned Capital Value from time to time for such Preferred Unit through such time. Notwithstanding any other provision herein, neither the Preferred Yield nor any other interest will accrue on previously deferred and unpaid amounts of Preferred Unpaid Yield, and such unpaid amounts will be payable subject to Board discretion and the availability of net income for distribution to make such payments.

"**Profits Interest**" has the meaning set forth in Section 3.04(e).

"**Profits Interest Hurdle**" means an amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time the units are issued.

"**Proposed Transferee**" has the meaning set forth in Section 10.05(a).

"**Prospective Purchaser**" has the meaning set forth in Section 9.01(c).

"**Public Offering**" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"**Purchasing Rightholders**" has the meaning set forth in Section 10.03(e)(ii).

"**Put Purchase Price**" has the meaning set forth in Section 10.07(a).

"**Qualified Member**" has the meaning set forth in Section 12.01.

"**Qualified Public Offering**" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Units (or common stock of the Company or an IPO Entity) having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $2,000,000.00, following which at least 20% of the total Units (or common stock of the

Company or an IPO Entity) on a Fully Diluted Basis shall have been sold to the public and shall be listed on any national securities exchange or quoted on the NASDAQ Stock Market System.

"**Qualifying Incentive Units**" has the meaning set forth in Section 7.03(b).

"**Quarterly Estimated Tax Amount**" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (i) a quarter (¼) in the case of the first calendar quarter of the Fiscal Year, half (½) in the case of the second calendar quarter of the Fiscal Year, three-quarters (¾) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all Distributions previously made during such Fiscal Year to such Member.

"**Regulatory Allocations**" has the meaning set forth in Section 6.02(d).

"**Remaining Common Portion**" has the meaning set forth in Section 10.05(e)(i).

"**Remaining Portion Notice**" has the meaning set forth in Section 10.05(e)(i).

"**Remaining Preferred Portion**" has the meaning set forth in Section 10.05(e)(i).

"**Remaining Tag-Along Notice**" has the meaning set forth in Section 10.05(e)(ii).

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**Repurchase Notice**" has the meaning set forth in Section 10.06(b)(i).

"**Repurchased Incentive Units**" has the meaning set forth in Section 10.06(b)(i).

"**Restricted Incentive Units**" has the meaning set forth in Section 3.04(c)(i).

"**Restricted Period**" has the meaning set forth in Section 11.02(a).

"**ROFR Rightholder Option Period**" has the meaning set forth in Section 10.03(d)(iv).

"**Sale Notice**" has the meaning set forth in Section 10.05(c).

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Selling Member**" has the meaning set forth in Section 10.05(a).

"**Service Provider**" has the meaning set forth in Section 3.04(a).

"**Service Provider Sale Notice**" has the meaning set forth in Section 10.07(b)(i).

"**Shortfall Amount**" has the meaning set forth in Section 7.04(b).

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tag-Along Member**" has the meaning set forth in Section 10.05(a).

"**Tag-Along Notice**" has the meaning set forth in Section 10.05(d)(ii).

"**Tag-Along Period**" has the meaning set forth in Section 10.05(d)(ii).

"**Tag-Along Sale**" has the meaning set forth in Section 10.05(a).

"**Tax Advance**" has the meaning set forth in Section 7.04(a).

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Units.

"**Tax Rate**" of a Member, for any period, means the highest marginal blended federal, state, and local tax rate applicable to ordinary income, qualified dividend income, or capital gains, as appropriate, for such period for an individual residing in New York, New York.

"**Taxing Authority**" has the meaning set forth in Section 7.05(b).

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Preferred Units or Common Units (or applicable Unit Equivalents) or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Preferred Units or Common Units (or applicable Unit Equivalents).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unallocated Item**" has the meaning set forth in Section 6.05.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Preferred Units, the Common Units, and the Incentive Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations, and rights.

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units.

"**Unrestricted Incentive Units**" has the meaning set forth in Section 3.04(c)(ii).

"**Voting Members**" has the meaning set forth in Section 4.07(b).

"**Voting Units**" has the meaning set forth in Section 4.07(a).

"**Withholding Advances**" has the meaning set forth in Section 7.05(b).

Section 1.02 Interpretation. For purposes of this Agreement, (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

<h2 style="text-align:center">ARTICLE II   ORGANIZATION</h2>

Section 2.01 Formation.

(a) The Company was formed on February 28, 2017, pursuant to the provisions of Michigan Law, upon the filing of the Articles of Organization with the Michigan Department of Licensing and Regulatory Affairs. The Original Agreement was entered into by the Founder in his capacity as Managing Member on February 21, 2017. This Agreement amends, restates and supersedes the Original Agreement in its entirety.

(b) This Agreement shall constitute the "operating agreement" (as that term is used in Michigan Law) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to Michigan Law and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under Michigan Law in the absence of such provision, this Agreement shall, to the extent permitted by Michigan Law, control.

Section 2.02 Name. The name of the Company is "Eskapr L.L.C." or such other name or names as the Board may from time to time designate; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC."

Section 2.03 Principal Office. The principal office of the Company is located at 1140 3rd St NE, Washington, DC 20002, or such other place as may from time to time be determined by the Board. The Board shall give prompt notice of any such change to each of the Members.

Section 2.04 Registered Office; Registered Agent.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by Michigan Law and Applicable Law.

(b)   The registered agent for service of process on the Company in the State of Michigan shall be the initial registered agent named in the Articles of Organization or such other Person or Persons as the Board may designate from time to time in the manner provided by Michigan Law and Applicable Law.

Section 2.05 Purpose; Powers.

(a)   The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under Michigan Law and to engage in any and all activities necessary or incidental thereto.

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by Michigan Law.

Section 2.06 Term. The term of the Company commenced on the date the Articles of Organization was filed with the Secretary of State of the State of Michigan and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07 No State-Law Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Manager, or Officer of the Company shall be a partner or joint venturer of any other Member, Manager or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.07.

ARTICLE III   UNITS

Section 3.01 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Board shall maintain a schedule of all Members, their respective mailing addresses, and the amount and series of Units held by them (the "**Members Schedule**"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A.

Section 3.02 Authorization and Issuance of Preferred Units. Subject to compliance with Section 4.06(b), Section 9.01, and Section 10.01(b), the Company is hereby authorized to issue a class of Units designated as Preferred Units. As of the date hereof, zero (0) Preferred Units have been issued. The Company shall authorize and issue such Preferred Units as are required pursuant to any convertible securities offered by the Company from time to time and in connection with any conversion events specified in the transaction documents with respect to such securities.

Section 3.03 Authorization and Issuance of Common Units. Subject to compliance with Section 9.01 and Section 10.01(b), the Company is hereby authorized to issue a class of Units designated as Common Units. As of the date hereof, 10,000,000 Common Units are hereby authorized, issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name.

Section 3.04 Authorization and Issuance of Incentive Units.

(a)   The Company is hereby authorized to issue Incentive Units to Managers, Officers, employees, consultants or other service providers of the Company or any Company Subsidiary (collectively, "**Service Providers**"). As of the date hereof, zero (0) Incentive Units are issued and outstanding. The Board is hereby authorized and directed to adopt a written plan pursuant to which all Incentive Units shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "**Incentive Plan**"). In connection with the adoption of the Incentive Plan and issuance of Incentive Units, the Board is hereby authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units (such agreements, "**Award Agreements**"). Each Award Agreement shall include such terms, conditions, rights, and obligations as may be determined by the Board, in its sole discretion, consistent with the terms herein.

(b)   The Board shall establish such vesting criteria for the Incentive Units as it determines in its discretion and shall include such vesting criteria in the Incentive Plan and/or the applicable Award Agreement for any grant of Incentive Units. As of the date hereof, none of the issued and outstanding Incentive Units shall be deemed vested. As used in this Agreement:

> (i) any Incentive Units that have not vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "**Restricted Incentive Units**"; and

> (ii) any Incentive Units that have vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "**Unrestricted Incentive Units.**"

(c)   Immediately prior to each subsequent issuance of Incentive Units following the initial issuance described in the second sentence of Section 3.04(a), the Board shall determine in good faith the Incentive Liquidation Value. In each Award Agreement that the Company enters into with a Service Provider for the issuance of new Incentive Units, the Board shall include an appropriate Profits Interest Hurdle for such Incentive Units on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Units.

(d)   The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Incentive Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "Profits Interest"), and that any and all

Incentive Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Incentive Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(e)   Incentive units shall receive the following tax treatment:

(i) the Company and each Service Provider who receives Incentive Units shall treat such Service Provider as the owner of such Incentive Units from the date of their receipt, and the Service Provider receiving such Incentive Units shall take into account his Distributive share of Net Income, Net Loss, income, gain, loss, and deduction associated with the Incentive Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Incentive Units.

(ii) each Service Provider that receives Incentive Units shall make a timely and effective election under Code Section 83(b) with respect to such Incentive Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Board, both the Company and all Members shall (A) treat such Incentive Units as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Incentive Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation, or otherwise) with respect to the receipt of such Incentive Units for federal income tax purposes.

(iii) in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

(f)   For the avoidance of doubt:

(i) no Incentive Units, including Unrestricted Incentive Units, shall have any pre-emptive right to acquire New Securities pursuant to Section 9.01(a);

(ii) no Incentive Units, including Unrestricted Incentive Units, shall have any right to participate as a Tag-Along Member in any Tag-Along Sale pursuant to Section 10.05; and

(iii) all Incentive Units, including Unrestricted Incentive Units, shall be subject to the rights of the holders of Common Units to drag along the holders of Incentive Units pursuant to Section 10.04.

Section 3.05 Other Issuances. In addition to the Preferred Units, Common Units, and Incentive Units, the Company is hereby authorized, subject to compliance with Section 4.06(b), Section 9.01, and Section 10.01(b), to authorize and issue or sell to any Person any of the following (collectively, "**New Interests**"): (i) any new type, class, or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Preferred Units, Common Units, or Incentive Units but having different rights; (ii) Unit Equivalents; and (iii) the Preferred Units of the Company expected to be issued pursuant to Regulation Crowdfunding and/or another exemption from registration under the Securities Act. The Board is hereby authorized, subject to Section 15.09, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations, and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation, or otherwise) over any other Units, and any contributions required in connection therewith.

Section 3.06 Certification of Units.

(a)   The Board in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b)   In the event that the Board shall issue certificates representing Units in accordance with Section 3.06(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE IV   MEMBERS

Section 4.01 Admission of New Members.

(a)   New Members may be admitted from time to time (i) in connection with an issuance of Units by the Company, subject to compliance with the provisions of Section 4.06(b), Section 9.01, and Section 10.01(b), as applicable, and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of Article X, and in either case, following compliance with the provisions of Section 4.01(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Board and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her, or its Units. The Board shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.03.

Section 4.02 Representations and Warranties of Members. By execution and delivery of this Agreement or a Joinder Agreement, as applicable, each of the Members, whether admitted as of the date hereof or pursuant to Section 4.01, represents and warrants to the Company and acknowledges that:

(a)   The Units have not been registered under the Securities Act or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless (i) they are subsequently registered or exempted from registration under the Securities Act and (ii) the provisions of this Agreement have been complied with;

(b)   Other than the Members set forth on **Schedule B**, Such Member either (i) is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act, as amended by Section 413(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and agrees that it will not take any action that could have an adverse effect on the availability of the exemption from registration provided by Rule 501 promulgated under the Securities Act with respect to the offer and sale of the Units or (ii) is permitted to invest in the Company under the conditions specified by Regulation Crowdfunding under Section 4(a)(6) of the Securities Act or by reason of a Rule 701 registration exemption or by another available exemption from registration under the Securities Act;

(c)   Such Member's Units are being acquired for its own account solely for investment and not with a view to resale or distribution thereof;

(d)   Such Member has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company Subsidiaries and such Member acknowledges that it has been provided adequate access to the personnel, properties, premises, and records of the Company and the Company Subsidiaries for such purpose;

(e)   The determination of such Member to acquire Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company Subsidiaries that may have been made or given by any other Member or by any agent or employee of any other Member;

(f)   Such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(g)   Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(h)   The execution, delivery, and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound

(i)   This Agreement is valid, binding, and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity); and

(j)   Neither the issuance of any Units to any Member nor any provision contained herein will entitle the Member to remain in the employment of the Company or any Company Subsidiary or affect the right of the Company or any Company Subsidiary to terminate the Member's employment at any time for any reason, other than as otherwise provided in such Member's employment agreement or other similar agreement with the Company or Company Subsidiary, if applicable.

None of the foregoing shall replace, diminish, or otherwise adversely affect any Member's representations and warranties made by it in any Unit Purchase Agreement or Award Agreement, as applicable.

Section 4.03 No Personal Liability. Except as otherwise provided in Michigan Law, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company Subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

Section 4.04 No Withdrawal. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or similar restructuring procedure. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member; *provided*, *however*, that this Agreement shall continue to apply with respect to any Units that have been called in accordance with Section 10.06 until full payment is made therefor in accordance with the terms of this Agreement.

Section 4.05 Death. The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be Transferred to such Member's heirs; *provided*, that within a reasonable time after such Transfer, the applicable heirs shall sign a written undertaking substantially in the form of the Joinder Agreement.

Section 4.06 Voting.

(a)   Except as otherwise provided by this Agreement (including Section 4.06(b) and Section 15.09) or as otherwise required by Michigan Law or Applicable Law:

  (i)   each Member shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement; and

  (ii)   the Preferred Units and the Incentive Units (including the Unrestricted Incentive Units) shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

(b)   Notwithstanding anything to the contrary contained in this Agreement, at any time that there are any Preferred Units outstanding, the Company shall not, and shall not permit any of the Company Subsidiaries to, engage in or cause any of the following transactions or take any of the following actions, and the Board shall not permit or cause the Company or any of the Company Subsidiaries to engage in, take, or cause any such action except with the prior approval of the holders of a majority of the outstanding Preferred Units voting separately as a class:

  (i)   the issuance of any Preferred Units beyond those issued and outstanding as of the date hereof pursuant to Section 3.02, *provided* this clause (b)(i) shall not apply in respect of any Preferred Units or Common Units issued in connection with any conversion event with respect to any convertible securities now or to be issued in the future by the Company and the Company Subsidiaries, pursuant to the terms specified in the transaction documents related to such convertible securities; and

  (ii)   the terms of any conversion of all of the Preferred Units into Common Units at a conversion rate consented to by a majority of the outstanding Preferred Units.

Section 4.07 Meetings.

(a) **Voting Units.** As used herein, the term "**Voting Units**" shall mean:

  (i)   the Common Units, for purposes of calling or holding any meeting of the Members holding Common Units, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting, in all cases to take any action or conduct any business not described in Section 4.06(b); and

  (ii)   the Preferred Units, for purposes of calling or holding any meeting of the Members holding Preferred Units, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting, in all cases to take any action or conduct any business described in Section 4.06(b).

(b) **Calling the Meeting.** Meetings of the Members may be called by (i) the Board or (ii) by a Member or group of Members holding more than 50% of the then-outstanding votes attributable to the relevant Voting Units. Only Members who hold the relevant Voting Units ("**Voting Members**") shall have the right to attend meetings of the Members.

(c) **Notice.** Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than five (5) days and not more than thirty (30) days before the date of the meeting to each Voting Member, by or at the direction of the Board or the Member(s) calling the meeting, as the case may be. The Voting Members may hold meetings at the Company's principal office or at such other place as the Board or the Member(s) calling the meeting may designate in the notice for such meeting.

(d) **Participation.** Any Voting Member may participate in a meeting of the Voting Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Vote by Proxy.** On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(f) **Conduct of Business.** The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members holding Common Units and Voting Members holding Preferred Units; *provided*, that the appropriate Voting Members shall have been notified of the meeting in accordance with Section 4.07(c); and *provided, further*, that any Voting Member holding the appropriate Voting Units shall have the right to request removal from the meeting of any Voting Member holding only Preferred Units or only Common Units prior to any discussion of business at the meeting for which such Units do not have a vote pursuant to the provisions of this Agreement. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.08 Quorum. A quorum of any meeting of the Voting Members shall require the presence of the Members holding a majority of the appropriate Voting Units held by all Members. Subject to Section 4.09, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.09, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the appropriate Voting Units held by all Members.

Section 4.09 Action Without Meeting. Notwithstanding the provisions of Section 4.08, any matter that is to be voted on, consented to, or approved by Voting Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a majority of the appropriate Voting Units held by all Members. A record shall be maintained by the Board of each such action taken by written consent of a Member or Members.

Section 4.10 Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and Michigan Law. Except as otherwise specifically provided by this Agreement or required by Michigan Law, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.11 No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE V   CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 5.01 Initial Capital Contributions. Contemporaneously with the execution of this Agreement, each Initial Member owning Preferred Units or Common Units has made the Capital Contribution giving rise to such Initial Member's initial Capital Account and is deemed to own the number, type, series, and class of Units, in each case, in the amounts set forth opposite such Initial Member's name on the Members Schedule as in effect on the date hereof.

Section 5.02 Additional Capital Contributions.

(a)   No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Board and in connection with an issuance of Units made in compliance with Section 9.01.

(b)   No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

Section 5.03 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 5.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

    (i)   such Member's Capital Contributions, including such Member's initial Capital Contribution, as determined and valued by the Board in its sole discretion;

    (ii)   any Net Income or other item of income or gain allocated to such Member pursuant to Article VI; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property Distributed to such Member pursuant to Article VII and Section 13.03(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article VI; and

(iii)   the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 5.04 Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 6.04, shall receive allocations and Distributions pursuant to Article VI, Article VII, and Article XIII in respect of such Units.

Section 5.05 Negative Capital Accounts. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 5.06 No Withdrawal. No Member shall be entitled to withdraw any part of her, his or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

Section 5.07 Treatment of Loans from Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.03(a)(iii), if applicable.

Section 5.08 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications without further consent from any other parties.

ARTICLE VI   ALLOCATIONS

Section 6.01 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.02, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 13.03(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 13.03(c), to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 6.02 Regulatory and Special Allocations. Notwithstanding the provisions of Section 6.01:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.02(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 6.02(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   The allocations set forth in Paragraphs (a), (b), and (c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article VI (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e)   The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c) ("**Forfeiture Allocations**") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in accordance with Proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

Section 6.03 Tax Allocations.

(a)   Subject to Section 6.03(b) through Section 6.03(e), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   The Company shall make allocations pursuant to this Section 6.03 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f)   Allocations pursuant to this Section 6.03 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions, or other items pursuant to any provisions of this Agreement.

Section 6.04 Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article X, Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

Section 6.05 Curative Allocations. In the event that the Partnership Representative determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss, or deduction is not specified in this Article VI (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss, or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided, further*, that no such allocation shall have any material effect on the amounts Distributable to any Member, including the amounts to be Distributed upon the complete liquidation of the Company.

ARTICLE VII   DISTRIBUTIONS

Section 7.01 General.

(a)   Subject to Section 7.01(b), Section 7.02, and Section 7.04, the Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate Michigan Law or other Applicable Law.

Section 7.02 Priority of Distributions. After making all Distributions required for a given Fiscal Year under Section 7.04 and subject to the priority of Distributions pursuant to Section 13.03(c), if applicable, all Distributions determined to be made by the Board pursuant to Section 7.01 shall be made in the following manner:

(a)   first, to the Members pro rata in proportion to their holdings of Preferred Units, until Distributions under this Section 7.02(a) equal the Preferred Unpaid Yield in respect of all the Preferred Units owned by the Members as of the time of such Distribution;

(b)   second, to the Members pro rata in proportion to their holdings of Preferred Units, until Distributions under this Section 7.02(b) equal the aggregate amount of Capital Contributions attributable to the Members in respect of their acquisitions of Preferred Units; and

(c)   third, any remaining amounts to the Members holding Common Units and Incentive Units (subject to Section 7.03) pro rata in proportion to their aggregate holdings of Common Units and Incentive Units treated as one class of Units.

Section 7.03 Limitations on Distributions to Incentive Units.

(a)   Notwithstanding the provisions of Section 7.02(d), no Distribution (other than Distributions pursuant to Section 7.04) shall be made to a Member on account of its Restricted Incentive Units. Any amount that would otherwise be Distributed to such a Member but for the application of the preceding sentence shall instead be retained in a segregated Company account to be Distributed in accordance with Section 7.02(d) by the Company and paid to such Member if, as and when the Restricted Incentive Unit to which such retained amount relates vests pursuant to Section 3.04(c).

(b)   It is the intention of the parties to this Agreement that Distributions to any Service Provider with respect to his Incentive Units be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Board shall, if necessary, limit any Distributions to any Service Provider with respect to his Incentive Units so that such Distributions do not exceed the available profits in respect of such Service Provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Incentive Units and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Incentive Unit. In the event that a Service Provider's Distributions and allocations with respect to his Incentive Units are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders of Common Units and Incentive Units that have met their Profits Interest Hurdle (such Incentive Units, "Qualifying Incentive Units"), pro rata in proportion to their aggregate holdings of Common Units and Qualifying Incentive Units treated as one class of Units.

Section 7.04 Tax Advances.

(a)   Subject to any restrictions in any of the Company's and/or any Company Subsidiary's then applicable debt-financing and convertible securities arrangements, and subject to the Board's sole discretion to retain any other amounts necessary to satisfy the Company's and/or the Company Subsidiaries' obligations and to maintain operations and to otherwise act in the best interests of the Company as a whole, at least five (5) days before each date prescribed by the Code for a calendar-year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to Distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such Distribution, a "**Tax Advance**").

(b)   If, at any time after the final Quarterly Estimated Tax Amount has been Distributed pursuant to Section 7.04(a) with respect to any Fiscal Year, the aggregate Tax Advances to any

Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "**Shortfall Amount**"), the Company shall use commercially reasonable efforts to Distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to Distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year; *provided*, that if the Company has made Distributions other than pursuant to this Section 7.04, the Board may apply such Distributions to reduce any Shortfall Amount.

(c)   If the aggregate Tax Advances made to any Member pursuant to this Section 7.04 for any Fiscal Year exceed such Member's Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this Section 7.04, except to the extent taken into account as an advance pursuant to Section 7.04(d).

(d)   Any Distributions made pursuant to this Section 7.04 shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 7.02 and shall reduce, dollar-for-dollar, the amount otherwise Distributable to such Member pursuant to Section 7.02.

Section 7.05   Tax Withholding; Withholding Advances.

(a)   **Tax Withholding.** If requested by the Board, each Member shall, if able to do so, deliver to the Board:

    (i)   an affidavit in form satisfactory to the Board that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign, or other Applicable Law;

    (ii)   any certificate that the Board may reasonably request with respect to any such laws; and/or

    (iii)   any other form or instrument reasonably requested by the Board relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Board the affidavit described in Section 7.05(a)(i), the Board may withhold amounts from such Member in accordance with Section 7.05(b).

(b)   **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Partnership Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local, or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 as amended by the Bipartisan Budget Act of 2015 ("**BBA**") and allocable to a Member as determined by the Partnership Representative in its sole discretion) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 7.05(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Member's Capital Account.

(c)   **Repayment of Withholding Advances.** Any Withholding Advance made by the

Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the *Wall Street Journal* on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"):

        (i)   be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account); or

        (ii)   with the consent of the Board, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d)   **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest, or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this Section 7.05(d) and the obligations of a Member pursuant to Section 7.05(c) shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 7.05, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e)   **Overwithholding.** Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 7.06 Distributions in Kind.

(a)   The Board is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company; *provided*, that Tax Advances shall only be made in cash. In any non-cash Distribution, the securities or property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be Distributed among the Members pursuant to Section 7.02.

(b)   Any Distribution of securities shall be subject to such conditions and restrictions as the Board determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Board may require that the Members execute and deliver such documents as the Board may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further Transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE VIII   MANAGEMENT

Section 8.01 Establishment of the Board. A board of managers of the Company (the "**Board**") is hereby established and shall be comprised of a natural Person or Persons (each such Person, a "**Manager**") who shall be appointed in accordance with the provisions of Section 8.02. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority, and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

Section 8.02 Board Composition; Vacancies.

(a)   The Company and the Members shall take such actions as may be required to ensure that the number of managers constituting the Board is initially one (1). The Board shall be comprised as follows:

(i)   the sole member of the Board shall initially be the Founder.

At all times, the composition of any board of directors of any Company Subsidiary shall be the same as that of the Board.

(b)   In the event that a vacancy is created on the Board at any time due to the death, Disability, retirement, resignation or removal of a Founder Manager, then the Founder Majority Unitholders shall have the right to designate an individual to fill such vacancy and the Company and each Member hereby agree to take such actions as may be required to ensure the election or appointment of such designee to fill such vacancy on the Board. In the event that the Founder Majority Unitholders shall fail to designate in writing a representative to fill a vacant Founder Manager position on the Board, and such failure shall continue for more than thirty (30)/NUMBER days after notice from the Company to the Founder with respect to such failure, then the vacant position shall be filled by an individual designated by the Founder Majority Unitholders; *provided*, that such individual shall be removed from such position if the Founder Majority Unitholders so direct and simultaneously designate a new Founder Manager.

(c)   The Board shall maintain a schedule of all Managers with their respective mailing addresses (the "**Managers Schedule**"), and shall update the Managers Schedule upon the removal or replacement of any Manager in accordance with this Section 8.02 or Section 8.03. A copy of the Managers Schedule as of the execution of this Agreement is attached hereto as Schedule B.

Section 8.03 Removal; Resignation.

(a)   A Founder Manager may be removed or replaced at any time from the Board, with or without cause, upon, and only upon, the written request of the Founder Majority Unitholders. The Chief Executive Officer may be removed in the same manner as any other Officer of the

Company, in accordance with Section 8.09.

(b)   A Manager may resign at any time from the Board by delivering his written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

Section 8.04 Meetings.

(a)   **Generally.** The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Michigan) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Manager at least 24 hours prior to each such meeting, or, in the case of a single-member Board, no such notice shall be required.

(b)   **Special Meetings.** Special meetings of the Board shall be held on the call of a majority of Managers upon at least five (5) days' written notice (if the meeting is to be held in person) or one (1) day's written notice (if the meeting is to be held by telephone communications or video conference) to the Managers, or upon such shorter notice as may be approved by all the Managers. Any Manager may waive such notice as to herself or himself.

(c)   **Attendance and Waiver of Notice.** Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 8.05 Quorum; Manner of Acting.

(a)   **Quorum.** A majority of the Managers serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b)   **Participation.** Any Manager may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Manager may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law.

(c)   **Binding Act.** Each Manager shall have one vote on all matters submitted to the Board or any committee thereof. With respect to any matter before the Board, the act of a majority of the Managers constituting a quorum shall be the act of the Board.

Section 8.06 Action By Written Consent. Notwithstanding anything herein to the contrary, any action of the Board (or any committee of the Board) may be taken without a meeting if either (a) a written consent of a majority of the Managers on the Board (or committee) shall approve such action; *provided*, that prior written notice of such action is provided to all Managers at least one day before such action is taken, or (b) a written consent constituting all of the Managers on the Board (or committee) shall approve such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Michigan.

Notwithstanding the foregoing, the failure to provide one day's notice of any action of the Board (or committee) by written consent shall not invalidate such action if the majority of the Managers (x) believes in good faith that the action required must be taken prior to expiration of such one-day notice period and (y) has made a good-faith attempt to deliver such notice and the necessity of such action to each of the relevant Managers prior to such action being taken.

Section 8.07 Compensation; No Employment.

(a)   Each Manager shall be reimbursed for reasonable out-of-pocket expenses incurred in the performance of duties as a Manager, and shall receive such compensation from time to time as determined by the Board, pursuant to such policies as from time to time established by the Board. Nothing contained in this Section 8.07 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b)   This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

Section 8.08 Committees.

(a)   **Establishment.** The Board may, by resolution, designate from among the Managers one or more committees, each of which shall be comprised of one or more Managers; *provided*, that in no event may the Board designate any committee with all of the authority of the Board. Subject to the immediately preceding proviso, any such committee, to the extent provided in the resolution forming such committee, shall have and may exercise the authority of the Board, subject to the limitations set forth in Section 8.08(b). The Board may dissolve any committee or remove any member of a committee at any time.

(b)   **Limitation of Authority.** No committee of the Board shall have the authority of the Board in reference to:

(i) authorizing or making Distributions to the Members;

(ii) authorizing the issuance of Preferred or Common Units;

(iii) approving a plan of merger or sale of the Company;

(iv) recommending to the Members a voluntary dissolution of the Company or a revocation thereof;

(v) filling vacancies in the Board; or

(vi) altering or repealing any resolution of the Board that by its terms provides that it shall not be so amendable or repealable.

Section 8.09 Officers. The Board may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Manager. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Board or until his earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by majority vote of all Managers other than the Officer being considered for removal, if applicable) with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Board.

Section 8.10 No Personal Liability. Except as otherwise provided in Michigan Law, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company or of any Company Subsidiaries, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

<p style="text-align:center;">**ARTICLE IX   PRE-EMPTIVE RIGHTS**</p>

Section 9.01 Pre-Emptive Right.

(a) **Issuance of New Securities.** The Company hereby grants to each holder of Preferred Units or Common Units (each, a "**Pre-Emptive Member**") the right to purchase its Applicable Pro Rata Portion of any New Securities that the Company may from time to time propose to issue or sell to any party between the date hereof and the consummation of a Qualified Public Offering.

(b) **Definition of New Securities.** As used herein:

(i) the term "**New Preferred Securities**" shall mean any authorized but unissued Preferred Units and any Unit Equivalents convertible into Preferred Units, exchangeable or exercisable for Preferred Units, or providing a right to subscribe for, purchase, or acquire Preferred Units;

(ii) the term "**New Common Securities**" shall mean any authorized but unissued Common Units and any Unit Equivalents convertible into Common Units, exchangeable or exercisable for Common Units, or providing a right to subscribe for, purchase, or acquire Common Units; and

(iii) the term "**New Securities**" shall mean the New Preferred Securities and the New Common Securities, as applicable;

provided, that neither the term "New Preferred Securities" nor the term "New Common Securities" shall include Units or Unit Equivalents issued or sold by the Company in connection with: (A) a grant to any existing or prospective Managers, Officers, or other Service Providers pursuant to any Incentive Plan or similar equity-based plans or other compensation agreement; (B) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (C) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties, or business of any Person; (D) any merger, consolidation, or other business combination involving the Company or any Company Subsidiary; (E) the commencement of any Public Offering or any transaction or series of related transactions involving a Change of Control; (F) any subdivision of Units (by a split of Units or otherwise), payment of Distributions, or any similar recapitalization; (G) any private placement of warrants to purchase Membership Interests to lenders or other institutional investors (excluding the Members) in any arm's length transaction in which such lenders or investors provide debt financing to the Company or any Company Subsidiary; (H) a joint venture, strategic alliance, or other commercial relationship with any Person (including Persons that are customers, suppliers, and strategic partners of the Company or any Company Subsidiary) relating to the operation of the Company's or any Company Subsidiary's business and not for the primary purpose of raising equity capital; or (I) any office lease or equipment lease or similar equipment financing transaction in which the Company or any Company Subsidiary obtains from a lessor or vendor the use of such office space or equipment for its business.

(c) **Additional Issuance Notices.** The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale described in Section 9.01(a) to the Pre-Emptive Members within five (5) Business Days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase New Securities (a "**Prospective Purchaser**") and shall set forth the material terms and conditions of the proposed issuance or sale, including:

(i) the number and description of the New Securities proposed to be issued and the percentage of the Company's Units then outstanding on a Fully Diluted Basis (both in the aggregate and with respect to each class or series of Units proposed to be issued) that such issuance would represent;

(ii) the proposed issuance date, which shall be at least ten (10) Business Days from the date of the Issuance Notice;

(iii) the proposed purchase price per unit of the New Securities;

(iv) if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Board's good-faith determination of the Fair Market Value thereof; and

(v) a description of any other securities or instruments being issued or sold as a unit with the New Securities that by the terms of the issuance or sale of New Securities must be purchased with the New Securities (the "**Ancillary Securities**")."

The Issuance Notice shall also be accompanied by a current copy of the Members Schedule indicating the Pre-Emptive Members' holdings of Preferred Units and Common Units in a manner that enables each Pre-Emptive Member to calculate its Preferred Pro Rata Portion of any New Preferred Securities and its Common Pro Rata Portion of any New Common Securities.

(d) **Exercise of Pre-emptive Rights.** Each Pre-Emptive Member shall for a period of ten

(10) Business Days following the receipt of an Issuance Notice (the "**Exercise Period**") have the right to elect irrevocably to purchase all or any portion of its Preferred Pro Rata Portion of any New Preferred Securities and all or any portion of its Common Pro Rata Portion of any New Common Securities, along with corresponding portions of any Ancillary Securities, if applicable, at the respective purchase prices set forth in the Issuance Notice by delivering a written notice to the Company (an "**Acceptance Notice**") specifying the number of New Preferred Securities and/or New Common Securities it desires to purchase. If both New Preferred Securities and New Common Securities are offered in the Issuance Notice, the Pre-Emptive Members shall have the right to elect to purchase only New Preferred Securities or only New Common Securities. The delivery of an Acceptance Notice by a Pre-Emptive Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Pre-Emptive Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 9.01 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

(e) **Over-Allotment.** No later than five (5) Business Days following the expiration of the Exercise Period, the Company shall notify each Pre-Emptive Member in writing of the number of New Securities that each Pre-Emptive Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "**Over-Allotment Notice**"). Each Pre-Emptive Member exercising its rights to purchase its Applicable Pro Rata Portion of the New Securities in full (an "**Exercising Member**") shall have a right of over-allotment such that if any other Pre-Emptive Member has failed to exercise its right under this Section 9.01 to purchase its full Applicable Pro Rata Portion of the New Securities (each, a "**Non-Exercising Member**"), such Exercising Member may purchase its Applicable Pro Rata Portion of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) Business Days of receipt of the Over-Allotment Notice (the "**Over-Allotment Exercise Period**").

(f) **Sales to the Prospective Purchaser.** Following the expiration of the Exercise Period and, if applicable, the Over-allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Pre-Emptive Members declined to exercise the pre-emptive right set forth in this Section 9.01 on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); *provided*, that: (i) such issuance or sale is closed within twenty (20) Business Days after the expiration of the Exercise Period and, if applicable, the Over-Allotment Exercise Period (subject to the extension of such twenty (20) Business Day period for a reasonable time not to exceed forty (40) Business Days to the extent reasonably necessary to obtain any third-party approvals); and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this Section 9.01.

(g) **Closing of the Issuance.** The closing of any purchase by any Pre-Emptive Member shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice, *provided*, that the closing of any purchase by any Pre-Emptive Member may be extended beyond the closing of the transaction in the Issuance Notice to the extent necessary to (i) obtain required approvals or consents from any Governmental Authority or other third parties (and the Company and Pre-Emptive Member shall use commercially reasonable efforts to cooperate in obtaining such approvals) or (ii) permit the Pre-Emptive Members to complete their internal capital call process following the Exercise Period; *provided*, that the extension pursuant to this clause (ii) shall not exceed twenty (20) Business Days. Upon the issuance or sale of any New Securities in accordance with this Section 9.01, the Company shall deliver the New Securities free and clear of any liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized, validly issued, fully paid, and non-assessable. The Company, in the discretion of the Board pursuant to Section 3.06(a), may deliver to each Exercising Member certificates evidencing the New Securities. Each Exercising Member shall deliver to the Company the purchase price for the New Securities and Ancillary Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including, without limitation, entering into such additional agreements as may be necessary or appropriate.

ARTICLE X TRANSFER

Section 10.01 General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that, until the consummation of a Qualified Public Offering, such Member (or any Permitted Transferee of such Member) shall not Transfer any Units or Unit Equivalents except as permitted pursuant to Section 10.02 or in accordance with the procedures described in Section 10.03 through Section 10.07, as applicable. Notwithstanding the foregoing or anything in this Agreement to the contrary,

(i) Transfers of Incentive Units shall not be permitted prior to the consummation of a Qualified Public Offering except:

(A) pursuant to Section 10.02;

(B) when required of a Drag-Along Member pursuant to Section 10.04;

(C) as set forth in Section 10.06 and Section 10.07; or

(D) as set forth in the Incentive Plan or applicable Award Agreement.

No Transfer of Units or Unit Equivalents to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b) hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 10.02), prior to the consummation of a Qualified Public Offering, each Member agrees that it will not, directly or indirectly, Transfer any of its Units or Unit Equivalents, and the Company agrees that it shall not issue any Units or Unit Equivalents:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units or Unit Equivalents, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under Michigan Law;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi) if such Transfer or issuance would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary.

In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c) Any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement.

(d) For the avoidance of doubt, any Transfer of Units or Unit Equivalents permitted by Section 10.02 or made in accordance with the procedures described in Section 10.03 through Section 10.07, as applicable, and purporting to be a sale, transfer, assignment, or other disposal of the entire Membership Interest represented by such Units or Unit Equivalents, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term **"Membership Interest,"** shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term Membership Interest, unless otherwise explicitly agreed to by the parties to such Transfer.

Section 10.02 Permitted Transfers. The provisions of Section 10.01(a), Section 10.03, Section 10.04 (with respect to the Dragging Member only) and Section 10.05 shall not apply to any of the following Transfers by any Member of any of its Units or Unit Equivalents:

(a) With respect to any Management Member, to (i) such Management Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the spouses of each such natural persons (collectively, "**Family Members**"), (ii) a trust under which the distribution of Units may be made only to such Management Member and/or any Family Member of such Management Member, (iii) a charitable remainder trust, the income from which will be paid to such Management Member during his life, (iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Management Member and/or Family Members of such Management Member, or (v) by will or by the laws of intestate succession, to such Management Member's executors, administrators, testamentary trustees, legatees, or beneficiaries; *provided*, that any Management Member who Transfers Units shall remain bound by the provisions of Section 11.01; or

(b) Pursuant to a Public Offering.

Section 10.03 Right of First Refusal.

(a) **Offered Units.**

(i) At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 10.01, Section 10.02 and this Section 10.03, the Company, first, and each Member holding Preferred Units and/or Common Units (as applicable), second, shall have a right of first refusal if any other Member (the "**Offering Member**") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of the Preferred Units (or applicable Unit Equivalents) (the "**Offered Preferred Units**") and/or Common Units (or applicable Unit Equivalents) (the "**Offered Common Units**") it owns (the Offered Preferred Units and the Offered Common Units, collectively, the "**Offered Units**").

(ii) As used herein, the term "**Applicable Offered Units**" shall mean (A) the Offered Preferred Units with respect to those Members holding Preferred Units (or applicable Unit Equivalents) (the "**Applicable Offered Preferred Units**") and (B) the Offered Common Units with respect to those Members holding Common Units (or applicable Unit Equivalents) (the "**Applicable Offered Common Units**"). As used herein, the term "**Applicable ROFR Rightholders**" shall mean, in the case of a proposed Transfer of Preferred Units (or applicable Unit Equivalents), all Members other than the Offering Member holding Preferred Units (or applicable Unit Equivalents), and in the case of a proposed Transfer of Common Units (or applicable Unit Equivalents), all Members other than the Offering Member holding Common Units (or applicable Unit Equivalents); *provided*, that in the case of the Founder, in each case, Applicable ROFR Rightholder shall include the Founder and each of its Affiliates (including funds and other investment vehicles that have affiliated but not identical managing members or general partners).

(b) **Offering; Exceptions.** Each time the Offering Member receives an offer for a Transfer of any of its Preferred Units and/or Common Units (or applicable Unit Equivalents) (other than Transfers that (i) are permitted by Section 10.02, (ii) are proposed to be made by a Dragging

Member or required to be made by a Drag-Along Member pursuant to Section 10.04, or (iii) are made by a Tag-Along Member upon the exercise of its tag-along right pursuant to Section 10.05 after the Company and Applicable ROFR Rightholders have declined to exercise their rights in full under this Section 10.03), the Offering Member shall first make an offering of the Offered Units to the Company, *first*, and the Applicable ROFR Rightholders, *second*, all in accordance with the following provisions of this Section 10.03, prior to Transferring such Offered Units to the proposed purchaser.

(c) **Offer Notice.**

(i) The Offering Member shall, within five (5) Business Days of receipt of the Transfer offer, give written notice (the "**Offering Member Notice**") to the Company and the Applicable ROFR Rightholders stating that it has received a bona fide offer for a Transfer of its Preferred Units and/or Common Units (or applicable Unit Equivalents) and specifying:

(A) the number of Offered Preferred Units and/or Offered Common Units to be Transferred by the Offering Member;

(B) the proposed date, time, and location of the closing of the Transfer, which shall not be less than 60 (sixty) days from the date of the Offering Member Notice;

(C) the purchase price per Applicable Offered Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(D) the name of the Person who has offered to purchase such Offered Units.

(ii) The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the Company and the Applicable ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Rightholder Option Period described in Section 10.03(d)(iv).

(iii) By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each Applicable ROFR Rightholder that:

(A) the Offering Member has full right, title, and interest in and to the Offered Units;

(B) the Offering Member has all the necessary power and authority and has taken all necessary action to Transfer such Offered Units as contemplated by this Section 10.03; and

(C) the Offered Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(d) **Exercise of Right of First Refusal.**

(i) Upon receipt of the Offering Member Notice, the Company and each Applicable ROFR Rightholder shall have the right to purchase the Applicable Offered Units in the following order of priority: *first*, the Company shall have the right to purchase all or any portion of the Offered Units in accordance with the procedures set forth in Section 10.03(d)(iii), and *thereafter*, the Applicable ROFR Rightholders shall have the right to purchase the Applicable Offered Units, in accordance with the procedures set forth in Section 10.03(d)(iv), to the extent the Company does not exercise its right in full. Upon receipt of the Offering Member Notice, the Company and each Applicable ROFR Rightholder shall have the right to purchase the Applicable Offered Units in the following order of priority: *first*, the Company shall have the right to purchase all or any portion of the Offered Units in accordance with the procedures set forth in Section 10.03(d)(iii), and *thereafter*, each Applicable ROFR Rightholder shall have the right to purchase all or any portion of the Applicable Offered Units, in accordance with the procedures set forth in Section 10.03(d)(iv), to the extent the Company does not exercise its right in full."

(ii) For the avoidance of doubt, in the event of a proposed Transfer of both Preferred Units and Common Units (and/or applicable Unit Equivalents), the Offering Member may deliver a single Offering Member Notice to the Company and all Members holding any Preferred Units or Common Units (and/or applicable Unit Equivalents). Upon their receipt of the Offering Member Notice: *first*, the Company shall have the right to elect to purchase all or any portion of the Offered Preferred Units, the Offered Common Units, or both; and *thereafter*, any Member holding only Preferred Units shall have the right to purchase the Offered Preferred Units, any Member holding only Common Units shall have the right to purchase the Offered Common Units, and any Member holding both Preferred Units and Common Units shall have the right to elect to purchase both or either the Offered Preferred Units or the Offered Common Units without purchasing any Units of the other class or series.

(iii) The initial right of the Company to purchase any Offered Units shall be exercisable with the delivery of a written notice (the "**Company ROFR Exercise Notice**") by the Company to the Offering Member and the Applicable ROFR Rightholders within ten (10) Business Days of receipt of the Offering Member Notice (the "**Company Option Period**"), stating the number (including where such number is zero) and type of Offered Units the Company elects irrevocably to purchase on the terms and respective purchase prices set forth in the Offering Member Notice. The Company ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Company.

(iv) If the Company shall have indicated an intent to purchase any less than all of the Offered Preferred Units and/or all of Offered Common Units, the Applicable ROFR Rightholders shall have the right to purchase the remaining Applicable Offered Units not selected by the Company. For a period of fifteen (15) Business Days following the receipt of a Company ROFR Exercise Notice in which the Company has elected to purchase less than all the Offered Units (such period, the "**ROFR Rightholder Option Period**"), each Applicable ROFR Rightholder shall have the right to elect irrevocably to purchase any or all of its Preferred Pro Rata Portion of the remaining Applicable Offered Preferred Units and/or any or all of its Common Pro Rata Portion of the remaining Applicable Offered Common Units by delivering a written notice to the Company and the Offering Member (a "**Member ROFR Exercise Notice**") specifying its desire to purchase its Preferred Pro Rata Portion of the remaining Applicable Offered Preferred Units and/or its Common Pro Rata Portion of the remaining Applicable Offered Common Units, on the terms and respective purchase prices set forth in the Offering Member Notice. In addition, each Applicable ROFR Rightholder shall include in its Member ROFR Exercise Notice the number of remaining Applicable Offered Units that it wishes to purchase if any other Applicable ROFR Rightholders do not exercise their rights to purchase their entire Applicable Pro Rata Portions of the remaining Applicable Offered Units. Any Member ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Applicable ROFR Rightholder.

(v) The failure of the Company or any Applicable ROFR Rightholder to deliver a Company ROFR Exercise Notice or Member ROFR Exercise Notice, respectively, by the end of the Company Option Period or ROFR Rightholder Option Period, respectively, shall constitute a waiver of their respective rights of first refusal under this Section 10.03 with respect to the Transfer of Offered Units, but shall not affect their respective rights with respect to any future Transfers.

(vi) Each Applicable ROFR Rightholder who delivers a Member ROFR Exercise Notice shall be deemed to have waived any rights that such Member may have pursuant to Section 10.05 with respect to the Transfer of Offered Units, but shall not be deemed to have waived any rights with respect to any future Transfers.

(e) **Allocation of Offered Units.** Upon the expiration of the ROFR Rightholder Option Period, the Applicable Offered Units not selected for purchase by the Company pursuant to Section 10.03(d)(iii) shall be allocated for purchase among the Applicable ROFR Rightholders as follows:

(i) First, to each Applicable ROFR Rightholder having elected to purchase its entire Applicable Pro Rata Portion of such Units, such Applicable ROFR Rightholder's Applicable Pro Rata Portion of such Units; and

(ii) Second, the balance, if any, not allocated under clause (i) above (and not purchased by the Company pursuant to Section 10.03(d)(iii)), shall be allocated to those Applicable ROFR Rightholders who set forth in their Member ROFR Exercise Notices a number of Applicable Offered Units that exceeded their respective Applicable Pro Rata Portions (the "**Purchasing Rightholders**"), in an amount, with respect to each such Purchasing Rightholder, that is equal to the lesser of:

(A) the number of Applicable Offered Units that such Purchasing Rightholder elected to purchase in excess of its Applicable Pro Rata Portion; or

(B) the product of (x) the number of Applicable Offered Units not allocated under Clause (i) (and not purchased by the Company pursuant to Section 10.03(d)(iii)), multiplied by (y) a fraction, the numerator of which is the number of Applicable Offered Units that such Purchasing Rightholder was permitted to purchase pursuant to clause (i), and the denominator of which is the aggregate number of Applicable Offered Units that all Purchasing Rightholders were permitted to purchase pursuant to clause (i).

The process described in clause (ii) shall be repeated until no Offered Units remain or until such time as all Purchasing Rightholders have been permitted to purchase all Applicable Offered Units that they desire to purchase.

(f) **Consummation of Sale.** In the event that the Company and/or the Applicable ROFR Rightholders shall have, in the aggregate, exercised their respective rights to purchase any or all of the Offered Units, then the Offering Member shall sell such Offered Units to the Company and/or the Applicable ROFR Rightholders, and the Company and/or the Applicable ROFR Rightholders, as the case may be, shall purchase such Offered Units, within sixty (60) days following the expiration of the ROFR Rightholder Option Period (which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 10.03(f), including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this Section 10.03(f), the Offering Member shall deliver to the Company and/or the participating Applicable ROFR Rightholders certificates (if any) representing the Offered Units to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such Applicable ROFR Rightholders by certified or official bank check or by wire transfer of immediately available funds.

(g) **Sale to Proposed Purchaser.** In the event that the Company and/or the Applicable ROFR Rightholders shall not have collectively elected to purchase all of the Offered Units, then, provided the Offering Member has also complied with the provisions of Section 10.05, to the extent applicable, the Offering Member may Transfer such portion of Offered Units not elected to be purchased by the Company and the Applicable ROFR Rightholders, at a price per Applicable Offered Unit not less than specified in the Offering Member Notice and on other terms and conditions which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Offering Member Notice, but only to the extent that such Transfer occurs within ninety (90) days after expiration of the ROFR Rightholder Option Period. Any Offered Units not Transferred within such 90-day period will be subject to the provisions of this Section 10.03 upon subsequent Transfer.

Section 10.04 Drag-Along Rights.

(a) **Participation.** At any time prior to the consummation of a Qualified Public Offering, if one or more Members (together with their respective Permitted Transferees) holding no less than a majority of all the Common Units (such Member or Members, the "**Dragging Member**"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-Along Sale**"), the Dragging Member shall have the right, after delivering the Drag-Along Notice in accordance with Section 10.04(c) and subject to compliance with Section 10.04(d), to require that each other holder of Preferred Units, Common Units and Incentive Units (each, a "**Drag-Along Member**") participate in such sale (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-Along Sale) in the manner set forth in Section 10.04(b).

(b) **Sale of Units.** Subject to compliance with Section 10.04(d):

(i) If the Drag-Along Sale is structured as a sale resulting in a majority of the Common Units of the Company on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-Along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-Along Sale, the number of Units and/or Unit Equivalents of such class or series (with Common Units and Incentive Units treated as one class for this purpose) equal to the product obtained by multiplying (i) the number of applicable Units on a Fully Diluted Basis held by such Drag-Along Member (with Common Units and Incentive Units treated as one class) by (ii) a fraction (x) the numerator of which is equal to the number of applicable Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-Along Sale (with Common Units and Incentive Units treated as one class) and (y) the denominator of which is equal to the number of applicable Units on a Fully Diluted Basis held by the Dragging Member at such time (with Common Units and Incentive Units treated as one class); and

(ii) If the Drag-Along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (including Section 4.06), each Drag-Along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction and shall take all actions to waive any dissenters', appraisal, or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 13.03(c).

(c) **Sale Notice.** The Dragging Member shall exercise its rights pursuant to this Section 10.04 by delivering a written notice (the "**Drag-Along Notice**") to the Company and each Drag-Along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-Along Sale and, in any event, no later than twenty (20) Business Days prior to the closing date of such Drag-Along Sale. The Drag-Along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom such Units are proposed to be sold;

(ii) The proposed date, time, and location of the closing of the sale;

(iii) The number of each class or series of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-Along Sale, and the other material terms and conditions of the Drag-Along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series (which may take into account the Profits Interest Hurdle of any Incentive Units to be sold); and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Conditions of Sale.** The obligations of the Drag-Along Members in respect of a Drag-

Along Sale under this Section 10.04 are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-Along Member shall be the same form and amount of consideration to be received by the Dragging Member per Unit of each applicable class or series (the Distribution of which shall be made in accordance with Section 10.04(b)) and the terms and conditions of such sale shall, except as otherwise provided in Section 10.04(d)(iii), be the same as those upon which the Dragging Member sells its Units;

(ii) If the Dragging Member or any Drag-Along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-Along Members, *provided*, that the conditions of this clause (ii) and clause (i) above shall be deemed satisfied even if certain Members, to the exclusion of others, receive securities of the Person acquiring the Company or Transferred Units in the Drag-Along Sale, so long as the Dragging Member and each Drag-Along Member receive the same amount of value, whether in cash or such securities, as of the closing of the Drag-Along Sale with respect to each such Member's applicable Units, determined in accordance with Section 10.04(b); and

(iii) Each Drag-Along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities, and agreements as the Dragging Member makes or provides in connection with the Drag-Along Sale; *provided*, that each Drag-Along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against the Drag-Along Member, and other matters relating to such Drag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants, and indemnities shall be made by the Dragging Member and each Drag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-Along Member in connection with the Drag-Along Sale; and

(iv) if the Dragging Member enters into any negotiation or transaction for which Regulation Crowdfunding or Rule 506 promulgated under the Securities Act (or any similar rule then in effect) may be available with respect to such negotiation or transaction (including a merger, consolidation, recapitalization, or other reorganization), each Drag-Along Member who is not an "accredited investor" (as defined in Rule 501 promulgated under the Securities Act) shall, at the request of the Company, appoint a "purchaser representative" (as defined in Rule 501 promulgated under the Securities Act) designated by the Company, the fees and expenses of which shall be borne by the Dragging Member.

(e) **Cooperation.** Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 10.04(d)(iii).

(f) **Expenses.** The fees and expenses of the Dragging Member incurred in connection with a Drag-Along Sale and for the benefit of all Drag-Along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-Along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-Along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Sale.

Section 10.05 Tag-Along Rights.

(a) **Participation.** At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 10.01, Section 10.02 and Section 10.03, if any Member holding a majority of the Preferred Units or the Common Units (the "**Selling Member**") proposes to Transfer more than 40% of its holding of Preferred Units and/or Common Units (or any Unit Equivalents of such Units) to any Person who is an independent third party and not an existing holder of Preferred Units and/or Common Units (a "**Proposed Transferee**"), each other Member (each, a "**Tag-Along Member**") shall be permitted to participate in such sale (a "**Tag-Along Sale**") on the terms and conditions set forth in this Section 10.05. In addition, in the event that the consummation of the Tag-Along Sale would result in a Change of Control, Members holding Unrestricted Incentive Units shall be entitled to participate in such Tag-Along Sale and all references to "Common Units" in this Section 10.05 shall include Common Units and Unrestricted Incentive Units, treated as one class or series of Units.

(b) **Application of Transfer Restrictions.** The provisions of this Section 10.05 shall only apply to Transfers in which:

(i) The Company and Applicable ROFR Rightholders have not exercised their rights in full under Section 10.03 to purchase all of the Offered Units; and

(ii) The Dragging Member has elected to not exercise its drag-along right under Section 10.04.

(c) **Sale Notice.** Prior to the consummation of any Transfer of Preferred Units and/or Common Units (or any Unit Equivalents of such Units) qualifying under Section 10.05(b), and after satisfying its obligations pursuant to Section 10.03, the Selling Member shall deliver to the Company and each other Member holding Units (or any Unit Equivalents of such Units) of the class or series proposed to be Transferred a written notice (a "**Sale Notice**") of the proposed Tag-Along Sale as soon as practicable following the expiration of the ROFR Rightholder Option Period, and in no event later than five (5) Business Days thereafter. The Sale Notice shall make reference to the Tag-Along Members' rights hereunder and shall describe in reasonable detail:

(i) The aggregate number of Common Units and/or Preferred Units (or any Unit Equivalents of such Units) the Proposed Transferee has offered to purchase;

(ii) The identity of the Proposed Transferee;

(iii) The proposed date, time and location of the closing of the Tag-Along Sale;

(iv) The purchase price per applicable Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(v) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Exercise of Tag-Along Right.**

(i) The Selling Member and each Tag-Along Member timely electing to participate in the Tag-Along Sale pursuant to Section 10.05(d)(ii) shall have the right to Transfer in the Tag-Along Sale the number of Common Units and/or Preferred Units (and applicable Unit Equivalents, if any), as the case may be and with the Common Units and Preferred Units treated as separate classes for purposes of this calculation, equal to the product of (x) the aggregate number of Common Units or Preferred Units (and applicable Unit Equivalents), as the case may be, that the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of Common Units or Preferred Units, as the case may be, on a Fully Diluted Basis then held by the applicable Member, and (B) the denominator of which is equal to the number of Common Units or Preferred Units, as the case may be, on a Fully Diluted Basis then held by the Selling Member and all of the Tag-Along Members timely electing to participate in the Tag-Along Sale pursuant to Section 10.05(d)(ii) (such amount with respect to the Common Units (and applicable Unit Equivalents, if any), the "**Common Tag-Along Portion**", and with respect to the Preferred Units (and applicable Unit Equivalents, if any), the "**Preferred Tag-Along Portion**").

(ii) Each Tag-Along Member shall exercise its right to participate in a Tag-Along Sale by delivering to the Selling Member a written notice (a "**Tag-Along Notice**") stating its election to do so and specifying the number of Common Units and/or Unit Equivalents (up to its Common Tag-Along Portion) and/or Preferred Units and/or Unit Equivalents (up to its Preferred Tag-Along Portion), as the case may be, to be Transferred by it no later than ten (10) Business Days after receipt of the Sale Notice (the "**Tag-Along Period**").

(iii) The offer of each Tag-Along Member set forth in a Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-Along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 10.05.

(e) **Remaining Portions.**

(i) If any Tag-Along Member declines to exercise its right under Section 10.05(d)(i) or elects to exercise it with respect to less than its full Common Tag-Along Portion or full Preferred Tag-Along Portion (the aggregate amount of Common Units resulting from all such unexercised Common Tag-Along Portions, the "**Remaining Common Portion**", and the aggregate amount of Preferred Units resulting from all such unexercised Preferred Tag-Along Portions, the "**Remaining Preferred Portion**"), the Selling Member shall promptly deliver a written notice (a "**Remaining Portion Notice**") to those Tag-Along Members who have elected to Transfer their Common

Tag-Along Portion in full (each, a "**Fully Participating Common Tag-Along Member**") and/or those Tag-Along Members who have elected to Transfer their Preferred Tag-Along Portion in full (each, a "**Fully Participating Preferred Tag-Along Member**"). The Selling Member, each Fully Participating Common Tag-Along Member (with respect to any Remaining Common Portion), and each Fully Participating Preferred Tag-Along Member (with respect to any Remaining Preferred Portion) shall be entitled to Transfer, in addition to any applicable Units or Unit Equivalents already being Transferred, a number of Common Units and/or Preferred Units (or applicable Unit Equivalents), as the case may be, held by it equal to the product of (x) the Remaining Common Portion and/or Remaining Preferred Portion, as the case may be, and (y) a fraction (A) the numerator of which is equal to the number of Common Units and/or Preferred Units (and applicable Unit Equivalents), as the case may be, then held by the applicable Member, and (B) the denominator of which is equal to the number of Common Units and/or Preferred Units (and applicable Unit Equivalents), as the case may be, then held by the Selling Member and all Fully Participating Common Tag-Along Members and/or Fully Participating Preferred Tag-Along Members, as the case may be.

(ii) Each Fully Participating Common Tag-Along Member and/or Fully Participating Preferred Tag-Along Member, as the case may be, shall exercise its right to participate in the Transfer described in Section 10.05(e)(i) by delivering to the Selling Member a written notice (a "**Remaining Tag-Along Notice**") stating its election to do so and specifying the number of Common Units and/or Preferred Units (or applicable Unit Equivalents), as the case may be (up to the amounts it may Transfer pursuant to Section 10.05(e)(i)), to be Transferred by it no later than five (5) Business Days after receipt of the Remaining Portion Notice.

(iii) The offer of each Fully Participating Common Tag-Along Member and each Fully Participating Preferred Tag-Along Member set forth in a Remaining Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 10.05.

(f) **Waiver.** Each Tag-Along Member who does not deliver a Tag-Along Notice in compliance with Section 10.05(d)(ii) shall be deemed to have waived all of such Tag-Along Member's rights to participate in the Tag-Along Sale with respect to the Common Units and/or Preferred Units (and/or Unit Equivalents) owned by such Tag-Along Member, and the Selling Member shall (subject to the rights of any other participating Tag-Along Member) thereafter be free to sell to the Proposed Transferee the Units and/or Unit Equivalents identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-Along Members.

(g) **Conditions of Sale.**

(i) Each Member participating in the Tag-Along Sale shall receive the same consideration per Common Unit and/or Preferred Unit, as the case may be, after deduction of such Member's proportionate share of the related expenses in accordance with Section 10.05(i) below.

(ii) Each Tag-Along Member shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Selling Member makes or provides in connection with the Tag-Along Sale; *provided*, that each Tag-Along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against the Tag-Along Member, and other matters relating to such Tag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided, further*, that all representations, warranties, covenants, and indemnities shall be made by the Selling Member and each Tag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-Along Member in connection with the Tag-Along Sale.

(iii) Each holder of then currently exercisable Unit Equivalents with respect to a class or series of Units proposed to be Transferred in a Tag-Along Sale shall be given an opportunity to convert such Unit Equivalents into the applicable class or series of Units prior to the consummation of the Tag-Along Sale and participate in such sale as holders of such class or series of Units.

(h) **Cooperation.** Each Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to Section 10.05(g)(ii).

(i) **Expenses.** The fees and expenses of the Selling Member incurred in connection with a Tag-Along Sale and for the benefit of all Tag-Along Members (it being understood that costs incurred by or on behalf of a Selling Member for its sole benefit will not be considered to be for the benefit of all Tag-Along Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-Along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Tag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-Along Sale.

(j) **Consummation of Sale.** The Selling Member shall have sixty (60) days following the expiration of the Tag-Along Period in which to consummate the Tag-Along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-Along Notice (which such 60-day period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Member has not completed the Tag-Along Sale, the Selling Member may not then effect a Transfer that is subject to this Section 10.05 without again fully complying with the provisions of this Section 10.05.

(k) **Transfers in Violation of the Tag-Along Right.** If the Selling Member sells or otherwise Transfers to the Proposed Transferee any of its Units in breach of this Section 10.05, then each Tag-Along Member shall have the right to sell to the Selling Member, and the Selling Member undertakes to purchase from each Tag-Along Member, the number of Units of each applicable class or series that such Tag-Along Member would have had the right to sell to the Proposed Transferee pursuant to this Section 10.05, for a per Unit amount and form of consideration and upon the terms and conditions on which the Proposed Transferee bought such Units from the Selling Member, but without indemnity being granted by any Tag-Along Member to the Selling Member; *provided*, that nothing contained in this Section 10.05(k) shall preclude any Member from seeking alternative remedies against such Selling Member as a result of its breach of this Section 10.05. The Selling Member shall also reimburse each Tag-Along Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-Along Member's rights under this Section 10.05(k).

Section 10.06 Incentive Units Call Right.

(a) **Call Right.** At any time prior to the consummation of a Qualified Public Offering or a Change of Control, following the termination of employment or other engagement of any Service Provider with the Company or any of the Company Subsidiaries, the Company may, at its election, require the Service Provider and any or all of such Service Provider's Permitted Transferees to sell to the Company all or any portion of such Service Provider's Incentive Units at the following respective purchase prices:

(i) For the Restricted Incentive Units, under all circumstances of termination, a price equal to the lesser of their Fair Market Value and their Initial Cost (the "**Cause Purchase Price**").

(ii) For the Unrestricted Incentive Units, their Cause Purchase Price, in the event of:

(A) the termination of such Service Provider's employment or other engagement by the Company or any of the Company Subsidiaries for Cause; or

(B) the resignation of such Service Provider for any reason other than Good Reason at any time prior to the later of the fifth anniversary of the date hereof and the fifth anniversary of the date that such Service Provider began his employment or other engagement with the Company or Company Subsidiary.

(iii) For the Unrestricted Incentive Units, a price equal to their Fair Market Value, in the event of:

(A) the termination of such Service Provider's employment or other engagement by the Company or any of the Company Subsidiaries for a reason other than for Cause;

(B) the resignation of such Service Provider at any time for Good Reason;

(C) the resignation of such Service Provider for any reason other than Good Reason at any time following the fifth anniversary of the date hereof (or if later, the date that such Service Provider began his employment or other engagement with the Company or Company Subsidiary); or

(D) the death or Disability of such Service Provider.

(b) **Procedures.**

(i) If the Company desires to exercise its right to purchase Incentive Units pursuant to this Section 10.06, the Company shall deliver to the Service Provider, within ninety (90) days after the termination of such Service Provider's employment or other engagement, a written notice (the "**Repurchase Notice**") specifying the number of Incentive Units to be repurchased by the Company (the "**Repurchased Incentive Units**") and the purchase price therefor in accordance with Section 10.06(a).

(ii) Each applicable Service Provider shall, at the closing of any purchase consummated pursuant to this Section 10.06, represent and warrant to the Company that:

(A) such Service Provider has full right, title, and interest in and to the Repurchased Incentive Units;

(B) such Service Provider has all the necessary power and authority and has taken all necessary action to sell such Repurchased Incentive Units as contemplated by this Section 10.06; and

(C) the Repurchased Incentive Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(iii) Subject to Section 10.06(c) below, the closing of any sale of Repurchased Incentive Units pursuant to this Section 10.06 shall take place no later than thirty (30) days following receipt by the Service Provider of the Repurchase Notice. Subject to the existence of any Delay Condition, the Company shall pay the Call Purchase Price for the Repurchased Incentive Units by certified or official bank check or by wire transfer of immediately available funds. The Company shall give the Service Provider at least ten (10) days' written notice of the date of closing, which notice shall include the method of payment selected by the Company.

(c) **Delay Condition.** Notwithstanding the provisions of Section 10.06(b)(iii), the Company shall not be obligated to repurchase any Incentive Units if there exists a Delay Condition. In such event, the Company shall notify the Service Provider in writing as soon as practicable of such Delay Condition and the Company may thereafter:

(i) Defer the closing and pay the Call Purchase Price at the earliest practicable date on which no Delay Condition exists, in which case, the Call Purchase Price shall accrue interest at the Company Interest Rate from the latest date that the closing could have taken place pursuant to Section 10.06(b)(iii) above (the "**Intended Call Closing Date**") to the date the Call Purchase Price is actually paid; or

(ii) Pay the Call Purchase Price with a subordinated note (fully subordinated in right of payment and exercise of remedies to the lenders' rights under any Financing Document) bearing interest at the Company Interest Rate from the Intended Call Closing Date until paid in full.

(d) **Cooperation.** The Service Provider shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 10.06, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(e) **Closing.** At the closing of any sale and purchase pursuant to this Section 10.06, the Service Provider shall deliver to the Company a certificate or certificates representing the Incentive Units to be sold (if any), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the Call Purchase Price.

Section 10.07 Incentive Units Put Right.

(a) **Put Right.** At any time prior to the consummation of a Qualified Public Offering or a Change of Control, if a Service Provider's employment or other engagement with the Company or any of the Company Subsidiaries is terminated as a result of such Service Provider's death or Disability, and the Company has not delivered a Repurchase Notice pursuant to Section 10.06(b)(i) within ninety (90) days of such termination, then, subject to the other provisions of this Section 10.07, such Service Provider and any or all of his Permitted Transferees (collectively, the "**Offering Service Provider**") may elect to sell to the Company all of the Unrestricted Incentive Units held by such Person at a price equal to the Fair Market Value of such Unrestricted Incentive Units as of the date of termination (the "**Put Purchase Price**").

(b) **Procedures.**

(i) If the Offering Service Provider desires to sell Unrestricted Incentive Units pursuant to this Section 10.07, such Offering Service Provider shall deliver to the Company not more than ninety (90) days after the date of termination of the Service Provider's employment or other engagement a written notice (the "**Service Provider Sale Notice**") specifying the number of Unrestricted Incentive Units to be sold (the "**Offered Unrestricted Incentive Units**") by such Offering Service Provider.

(ii) By delivering the Service Provider Sale Notice, the Offering Service Provider represents and warrants to the Company that:

(A) the Offering Service Provider has full right, title, and interest in and to the Offered Unrestricted Incentive Units;

(B) the Offering Service Provider has all the necessary power and authority and has taken all necessary action to sell such Offered Unrestricted Incentive Units as contemplated by this Section 10.07; and

(C) the Offered Unrestricted Incentive Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(iii) Promptly following receipt of the Service Provider Sale Notice, the Company shall deliver to the Offering Service Provider a calculation of the Put Purchase Price for the Offered Unrestricted Incentive Units. The Offering Service Provider shall have the right to irrevocably rescind the Service Provider Sale Notice for a period of ten (10) days following the delivery of such calculation.

(iv) Subject to Section 10.07(c) below, the closing of any sale of Offered Unrestricted Incentive Units pursuant to this Section 10.07 shall take place no later than thirty (30) days following receipt by the Company of the Service Provider Sale Notice, if not otherwise rescinded pursuant to Section 10.07(b)(iii) above. Subject to the existence of any Delay Condition, the Company shall pay the Put Purchase Price for the Offered Unrestricted Incentive Units by certified or official bank check or by wire transfer of immediately available funds. The Company shall give the Offering Service Provider at least ten (10) days' written notice of the date of closing, which notice shall include the method of payment selected by the Company.

(c) **Delay Condition.** Notwithstanding the provisions of Section 10.07(b)(iv), the Company shall not be obligated to purchase any Offered Unrestricted Incentive Units if there exists a Delay Condition. In such event, the Company shall notify the Offering Service Provider in writing as soon as practicable of such Delay Condition and shall permit the Offering Service Provider, within ten (10) days of receipt thereof, to rescind the Service Provider Sale Notice. If the Offering Service Provider does not rescind the Service Provider Sale Notice, the Service Provider Sale Notice shall remain outstanding and the Company may thereafter:

(i) Defer the closing and pay the Put Purchase Price at the earliest practicable date on which no Delay Condition exists, in which case, the Put Purchase Price shall accrue interest at the Company Interest Rate from the latest date that the closing could have taken place pursuant to Section 10.07(b)(iv) (the "**Intended Put Closing Date**") to the date the Put Purchase Price is actually paid; or

(ii) Pay the Put Purchase Price with a subordinated note (fully subordinated in right of payment and exercise of remedies to the lenders' rights under any Financing Document) bearing interest at the Company Interest Rate from the Intended Put Closing Date until paid in full.

(d) **Cooperation.** The Offering Service Provider shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 10.07, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(e) **Closing.** At the closing of any sale and purchase pursuant to this Section 10.07, the Offering Service Provider shall deliver to the Company a certificate or certificates representing the Offered Unrestricted Incentive Units to be sold (if any), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the Put Purchase Price.


ARTICLE XI   COVENANTS


Section 11.01 Confidentiality.

(a) Each Management Member acknowledges that during the term of this Agreement, he will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company, the Company Subsidiaries, and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Management Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Management Member is subject, no Management Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Management Member monitoring and analyzing his investment in the Company or performing his duties as a Manager, Officer, employee, consultant, or other service provider of the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during his association or employment with the Company or thereafter, any Confidential Information of which such Management Member is or becomes aware. Each Management Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b) Nothing contained in Section 11.01(a) shall prevent any Management Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Management Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Management Member's Representatives who, in the reasonable judgment of such Management Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 11.01 as if a Management Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Management Member, as long as such Transferee agrees to be bound by the provisions of this Section 11.01 as if a Management Member; *provided*, that in the case of clause (i), (ii) or (iii), such Management Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 11.01(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Management Member in violation of this Agreement; (ii) is or becomes available to a Management Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Management Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Management Member without use of Confidential Information; or (iv) becomes available to the receiving Management Member or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives; *provided*, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its Representatives.

Section 11.02 Non-Compete; Non-Solicitation.

(a) **Non-Compete.** In light of each Management Member's access to Confidential Information and position of trust and confidence with the Company, each Management Member hereby agrees that, during the period of his continued employment or other engagement with the Company or any Company Subsidiary and for a period of one (1) year, running consecutively, beginning on the last day of the Management Member's employment or other engagement with the Company or any Company Subsidiary for any reason or no reason (the "**Restricted Period**"), such Management Member shall not (x) render services or give advice to, or affiliate with (as employee, partner, consultant, or otherwise), or (y) directly or indirectly through one or more of any of their respective Affiliates, own, manage, operate, control, or participate in the ownership, management, operation, or control of, any Competitor or any division or business segment of any Competitor; *provided*, that nothing in this Section 11.02(a) shall prohibit such Management Member or any of his Permitted Transferees or any of their respective Affiliates from acquiring or owning, directly or indirectly:

(i) Up to 1% of the aggregate voting securities of any Competitor that is a publicly traded Person; or

(ii) Up to 1% of the aggregate voting securities of any Competitor that is not a publicly traded Person, so long as neither such Management Member nor any of its Permitted Transferees, directly or indirectly through one or more of their respective Affiliates, designates a member of the board of directors (or similar body) of such Competitor or its Affiliates or is granted any other governance rights with respect to such Competitor or its Affiliates (other than customary governance rights granted in connection with the ownership of debt securities).

For purposes of this Section 11.02(a), "**Competitor**" means any other Person engaged, directly or indirectly, in whole or in part, in the same or similar business as the Company, including those engaged in the business of any business that would be directly or indirectly competitive with the Company as of the Closing Date.

(b) **Non-Solicitation of Employees.** In light of each Management Member's access to Confidential Information and position of trust and confidence with the Company, each Management Member further agrees that, during the Restricted Period, he shall not, directly or indirectly through one or more of any of their respective Affiliates, hire or solicit, or encourage any other Person to hire or solicit, any individual who has been employed by the Company or any Company Subsidiary within one (1) year prior to the date of such hiring or solicitation, or encourage any such individual to leave such employment. This Section 11.02(b) shall not prevent a Management Member from hiring or soliciting any employee or former employee of the Company or any Company Subsidiary who responds to a general solicitation that is a public solicitation of prospective employees and not directed specifically to any Company or Company

Subsidiary employees.

(c) **Non-Solicit of Clients.** In light of each Management Member's access to Confidential Information and position of trust and confidence with the Company, each Management Member further agrees that, during the Restricted Period, he shall not, directly or indirectly through one or more of any of their respective Affiliates, solicit or entice, or attempt to solicit or entice, any clients, customers, or suppliers of the Company or any Company Subsidiary for purposes of diverting their business or services from the Company.

(d) **Blue Pencil.** If any court of competent jurisdiction determines that any of the covenants set forth in this Section 11.02, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to modify any such unenforceable provision in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Section 11.02, or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by Applicable Law. The parties hereto expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them.

Section 11.03 Other Business Activities. The parties hereto expressly acknowledge and agree that: (i) Founder and its Affiliates are permitted to have, and may presently or in the future have, investments or other business relationships, ventures, agreements, or arrangements with entities engaged in the business of the Company, other than through the Company and the Company Subsidiaries (an "**Other Business**"); (ii) the Founder and its Affiliates have or may develop a strategic relationship with businesses that are or may be competitive with the Company and the Company Subsidiaries; (iii) none of the Founder or its Affiliates will be prohibited by virtue of the Founder's investment in the Company from pursuing and engaging in any such activities; (iv) none of the Founder or its Affiliates will be obligated to inform the Company or any Management Member of any such opportunity, relationship, or investment (a "**Company Opportunity**") or to present Company Opportunity, and the Company hereby renounces any interest in a Company Opportunity and any expectancy that a Company Opportunity will be offered to it; (v) nothing contained herein shall limit, prohibit, or restrict any Board designee of the Founder Majority Unitholders from serving on the board of directors or other governing body or committee of any Other Business; and (vi) the Management Members will not acquire, be provided with an option or opportunity to acquire, or be entitled to any interest or participation in any Other Business as a result of the participation therein of any of the Founder or its Affiliates. The parties hereto expressly authorize and consent to the involvement of the Founder and/or its Affiliates in any Other Business; *provided*, that any transactions between the Company and/or the Company Subsidiaries and an Other Business will be on terms no less favorable to the Company and/or the Company Subsidiaries than would be obtainable in a comparable arm's-length transaction. The parties hereto expressly waive, to the fullest extent permitted by Applicable Law, any rights to assert any claim that such involvement breaches any fiduciary or other duty or obligation owed to the Company or any Member or to assert that such involvement constitutes a conflict of interest by such Persons with respect to the Company or any Member.

ARTICLE XII   ACCOUNTING; TAX MATTERS

Section 12.01 Reserved.

Section 12.02 Inspection Rights. Upon reasonable notice from a Member holding 10% or more of the Common Units or the Preferred Units of the Company (each, a "**Qualified Member**"), the Company shall, and shall cause its Managers, Officers, and employees to, afford each Qualified Member and its Representatives reasonable access during normal business hours to (i) the Company's and the Company Subsidiaries' properties, offices, plants, and other facilities, (ii) the corporate, financial and similar records, reports, and documents of the Company and the Company Subsidiaries, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters, and communications with Members or Managers, and to permit each Qualified Member and its Representatives to examine such documents and make copies thereof, and (iii) the Company's and the Company Subsidiaries' Officers, senior employees, and public accountants, and to afford each Qualified Member and its Representatives the opportunity to discuss and advise on the affairs, finances, and accounts of the Company and the Company Subsidiaries with their Officers, senior employees, and public accountants (and the Company hereby authorizes said accountants to discuss with such Qualified Member and its Representatives such affairs, finances, and accounts).

Section 12.04 Partnership Representative.

(a) **Appointment.** The Members hereby appoint Founder as the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the BBA).

(b) **Tax Examinations and Audits.** The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall each have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. The Company and its Members shall be bound by the actions taken by the Partnership Representative.

(c) **BBA Elections and Procedures.** In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**"), the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA). To the extent that the Partnership Representative does not make an election under Code Section 6221(b) or Code Section 6226 (each as amended by the BBA), the Company shall use commercially reasonable efforts to (i) make any modifications available under Code Section 6225(c)(3), (4), and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code Section 6225(c)(2) as amended by the BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 7.05(d).

(e) **Resignation.** The Partnership Representative may resign at the times and in the manner set forth in applicable Treasury Regulations or other administrative guidance. If Founder ceases to be the Partnership Representative for any reason, the holders of a majority of the Common Units of the Company shall appoint a new Partnership Representative.

Section 12.05 Tax Returns. At the expense of the Company, the Board (or any Officer that it may designate pursuant to Section 8.09) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Board or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 12.06 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Board, in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Board. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Board may designate.

ARTICLE XIII   DISSOLUTION AND LIQUIDATION

Section 13.01 Events of Dissolution. The Company shall be dissolved and is affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Board to dissolve the Company;

(b) An election to dissolve the Company made by holders of a majority of the Common Units;

(c) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(d) The entry of a decree of judicial dissolution; *provided* that the Members agree that irreparable damage would occur if any Member should bring an action for judicial dissolution of the Company. Accordingly, each Member hereby waives and renounces such Member's right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company (the "**Waiver of Dissolution Rights**").

Section 13.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 13.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been Distributed as provided in Section 13.03 and the Articles of Organization shall have been cancelled as provided in Section 13.04.

Section 13.03 Liquidation. If the Company is dissolved pursuant to Section 13.01, the Company shall be liquidated and its business and affairs wound up in accordance with Michigan Law and the following provisions:

(a) **Liquidator.** The Board, or, if the Board is unable to do so, a Person selected by the holders of a majority of the Common Units, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under Section 7.02.

(d) **Discretion of Liquidator.** Notwithstanding the provisions of Section 13.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 13.03(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section

13.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed will be valued at its Fair Market Value.

Section 13.04 Cancellation of Certificate. Upon completion of the Distribution of the assets of the Company as provided in Section 13.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Articles of Organization in the State of Michigan and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Michigan and shall take such other actions as may be necessary to terminate the Company.

Section 13.05 Survival of Rights, Duties, and Obligations. Dissolution, liquidation, winding up, or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up, or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up, or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 14.03.

Section 13.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss, and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Board, the Liquidator or any other Member.

ARTICLE XIV   EXCULPATION AND INDEMNIFICATION

Section 14.01 Exculpation of Covered Persons.

(a) **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent, or representative of each Member, and each of their controlling Affiliates, and (iii) each Manager, Officer, employee, agent, or representative of the Company.

(b) **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Income, or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Michigan Law.

Section 14.02 Liabilities and Duties of Covered Persons.

(a) **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 14.03 Indemnification.

(a) **Indemnification.** To the fullest extent permitted by Michigan Law, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than Michigan Law permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

> (i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, or any direct or indirect Subsidiary of the foregoing in connection with the business of the Company; or

> (ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee, or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee, or

agent of any Person including the Company or any Company Subsidiary;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 14.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 14.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity.** The indemnification provided by this Section 14.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 14.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 14.03 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(d) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 14.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f) **Savings Clause.** If this Section 14.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 14.03 to the fullest extent permitted by any applicable portion of this Section 14.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g) **Amendment.** The provisions of this Section 14.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 14.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section 14.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 14.04 Survival. The provisions of this Article XIV shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE XV   MISCELLANEOUS

Section 15.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 15.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 15.03 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 15.03):

If to the Company: Eskapr L.L.C.

1140 3rd St NE

Washington, DC 20002

E-mail: ir@eskapr.com

Attention: Company Secretary

If to Founder:	Robert Farmer

1140 3rd St NE

Washington, DC 20002

E-mail: robert.farmer@eskapr.com

If to a Management Member, to such Management Member's respective mailing address as set forth on the Members Schedule.

Section 15.04 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 15.05 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Subject to Section 11.02(d), upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 15.06 Entire Agreement.

(a) This Agreement, together with the Articles of Organization, the Incentive Plan, each Award Agreement, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter, including the Original Agreement.

(b) In the event of an inconsistency or conflict between the provisions of this Agreement and any provision of the Incentive Plan or an applicable Award Agreement with respect to the subject matter of the Incentive Plan or Award Agreement, the Board shall resolve such conflict in its sole discretion.

Section 15.07 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 15.08 No Third-party Beneficiaries. Except as provided in Article XIV, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 15.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and Members holding a majority of the Common Units. Any such written amendment or modification will be binding upon the Company and each Member; *provided*, that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (i) such Member relative to the rights of other Members in respect of Units of the same class or series or (ii) a class or series of Units relative to the rights of another class or series of Units, shall in each case be effective only with that Member's consent or the consent of the Members holding a majority of the Units in that class or series, as applicable. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Board without the consent of or execution by the Members.

Section 15.10 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section 15.10 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.07(f), Section 8.04(c), Section 9.01(d), Section 10.03(d)(v), Section 10.04(b)(ii), Section 10.05(f), and

Section 15.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Michigan, without giving effect to any choice or conflict of law provision or rule (whether of the State of Michigan or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Michigan.

Section 15.12 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the District of Michigan or in the Court of Chancery of the State of Michigan (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Michigan), so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Michigan. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice, or other document by registered mail to the address set forth in Section 15.03 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 15.13 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 15.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 15.15   Reserved

Section 15.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 14.02 to the contrary.

Section 15.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 15.18 Initial Public Offering.

(a) **Initial Public Offering.** If at any time the Board desires to cause (i) a Transfer of all or a substantial portion of (x) the assets of the Company or (y) the Units to a newly organized corporation or other business entity (an "**IPO Entity**"), (ii) a merger or consolidation of the Company into or with a IPO Entity, or (iii) another restructuring of all or substantially all the assets or Units of the Company into an IPO Entity, including by way of the conversion of the Company into a corporation (any such corporation also herein referred to as an "IPO Entity"), in any such case in anticipation of or otherwise in connection with an Initial Public Offering of securities of an IPO Entity or its Affiliate (an "**Initial Public Offering**"), each Member shall take such steps to effect such Transfer, merger, consolidation, conversion, or other restructuring as may be reasonably requested by the Board, including, without limitation, executing and delivering all agreements, instruments, and documents as may be reasonably required and Transferring or tendering such Member's Units to an IPO Entity in exchange or consideration for shares of capital stock or other equity interests of the IPO Entity, determined in accordance with the valuation procedures set forth in Section 15.18(b).

(b) **Fair Market Value.** In connection with a transaction described in Section 15.18(a), the Board shall, in good faith but subject to the following sentence, determine the Fair Market Value of the assets and/or Units Transferred to, merged with, or converted into shares of the IPO Entity, the aggregate Fair Market Value of the IPO Entity, and the number of shares of capital stock or other equity interests to be issued to each Member in exchange or consideration therefor. In determining Fair Market Value, (i) the offering price of the Initial Public Offering shall be used by the Board to determine the Fair Market Value of the capital stock or other equity interests of the IPO Entity and (ii) the Distributions that the Members would have received with respect to their Units, including Incentive Units, if the Company were dissolved, its affairs wound up, and Distributions made to the Members in accordance with Section 13.03(c) shall determine the Fair Market Value of the Units. In addition, any Units (including Incentive Units) to be converted into or redeemed or exchanged for shares of the IPO Entity shall receive shares with substantially equivalent economic, governance, priority, and other rights and privileges as in effect immediately prior to such transaction (disregarding the tax treatment of such transaction).

(c) **Appointment of Proxy.** Each Member hereby makes, constitutes and appoints the Company, with full power of substitution and resubstitution, its true and lawful attorney, for it and in its name, place, and stead and for its use and benefit, to act as its proxy in respect of any vote or approval of Members required to give effect to this Section 15.18, including any vote or approval required under Applicable Law. The proxy granted pursuant to this Section 15.18(c) is a special proxy coupled with an interest and is irrevocable.

(d) **Lock-up Agreement.** Each Member hereby agrees that in connection with an Initial Public Offering, and upon the request of the managing underwriter in such offering, such Member shall not, without the prior written consent of such managing underwriter, during the 10 days prior to the effective date of such registration and until the date specified by such managing underwriter (such period not to exceed 180 days in the case of an Initial Public Offering or 90 days in the case of any registration other than an Initial Public Offering), (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of, or otherwise dispose of, directly or indirectly, any Units or Unit Equivalents (including any equity securities of the IPO Entity) held immediately before the effectiveness of the registration statement for such offering/(whether such Units or Unit Equivalents or any such securities are then owned by the Member or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units or Unit Equivalents (including equity securities of the IPO Entity) or such other securities, in cash or otherwise. The foregoing provisions of this Section 15.18(d) shall not apply to sales of securities to be included in such Initial Public Offering or other offering if otherwise permitted. Each Member agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. Notwithstanding anything to the contrary contained in this Section 15.18(d), each Member shall be released, pro rata, from any lock-up agreement entered into pursuant to this Section 15.18(d) in the event and to the extent that the managing underwriter or the Company permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer, director or holder of greater than 5% of the Company's outstanding Common Units (or the IPO Entity's equivalent common equity securities).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

Eskapr L.L.C.

By:_____

Name: Robert C. Farmer, on behalf of the Board of Eskapr L.L.C.

The Members:

Robert C. Farmer

By:_____

EXHIBIT A   FORM OF JOINDER AGREEMENT

[ATTACHED]

SCHEDULE A   MEMBERS SCHEDULE

Member Name and Address	Preferred Units	Common Units	Incentive Units
Robert C. Farmer	0	10,000,000	0
Total:	0	10,000,000	0

SCHEDULE B   MANAGERS SCHEDULE

Manager Name and Address
Robert C. Farmer, 1140 3rd St NE, Washington, DC 20002

StartEngine Capital, LLC
Subscription and Joinder Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "**ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Limited Liability Company organized under the laws of %%STATE_INCORPORATED%% (the "**Company**"), is offering up to $%%MAX_FUNDING_AMOUNT%% of 11% Preferred Deferrable Units (the "**Securities**") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% the "**Form C**"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("**Regulation Crowdfunding**") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**").

2. Joinder to Operating Agreement. By subscribing to the Offering and executing this Subscription and Joinder Agreement, the undersigned hereby agrees to join as a party that is designated as a "Member" to the Amended and Restated Operating Agreement attached to the Form C Offering Document (the "**Operating Agreement**") as entered into by and among Members, such joinder will become effective upon the Company's acceptance of the Subscription as described in Section 3 below. Any notice required or permitted to be given to the undersigned under the Operating Agreement shall be given to undersigned at the address provided with undersigned's subscription. Undersigned confirms that undersigned has reviewed the Operating Agreement and will be bound by the terms thereof as a party who is designated as a Member thereunder.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this

subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, the undersigned will not become a party to the Operating Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "**Closing**") shall take place at 11:59 pm. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

5. Payment for Securities. Payment for the Securities shall be received by Prime Trust, LLC (the "**Escrow Agent**") from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a Cap Table Management service operated by StartEngine Crowdfunding, Inc.), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription and Joinder Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription and Joinder Agreement, this Subscription and Joinder Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by the undersigned hereunder and as party to the Operating Agreement, and neither such purchase nor becoming a party to the Operating Agreement will contravene with any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.
i. The undersigned has reviewed a copy of the Form C and a copy of the Operating Agreement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

ix. The undersigned understands that the Securities carry no voting rights on matters requiring approval of the Common Unit holders and that the management of the Company will be conducted solely through the Board, elected by Common Unit holders and the officers and managers of the Company.

x. The undersigned understands that the 11% payment on the Securities is subject to available net income and will not be considered "due and payable" to the extent net income is not available for such payment. Payments not made in the case of insufficient net income will be deferred, and such deferred amounts will not accrue interest.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription and Joinder Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertificated Securities.

i. The undersigned acknowledges that the Company is authorized to issue uncertificated securities, and hereby waives the undersigned's right to receive a certificated security representing the Securities and consents and agrees to the issuance of uncertificated securities.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("**Crowdfunding SPVs**") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Manager.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts sitting in the Borough of Manhattan in the State of New York, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and Joinder Agreement.

17. Counterparts. This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	%%ADDRESS_OF_ISSUER%%
	E-mail: %%ISSUER_EMAIL%%
	Attention: %%ISSUER_TITLE%%

| with a copy to: | Attention: %%LEGAL_NAME%% |
| | E-mail: %%LEGAL_EMAIL%% |

If to the Purchaser:	%%VESTING_AS%%
	E-mail: %%VESTING_AS_EMAIL%%
	Attention: %%INVESTOR_TITLE%%

19. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription and Joinder Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):

By_%%SUBSCRIBER_SIGNATURE%%_____
Name:%%VESTING_AS%%
%%VESTING_AS_EMAIL%%
%%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):

__%%SUBSCRIBER_SIGNATURE%%_____
Legal Name of Entity

By_____%%INVESTOR_SIGNATURES%%_____
Name: %%VESTING_AS%%
%%VESTING_AS_EMAIL%%

Title:%%INVESTOR_TITLE%%

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% for %%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%

By____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

[a]
Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.